THIRD QUARTER REPORT

For The Nine Months Ended

September 30, 2006

  INCLUDES

CONSOLIDATED FINANCIAL STATEMENTS

AND

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

AND

MINERAL PROPERTY SUMMARIES AND NEWS RELEASES

Date of Report – November 10, 2006

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

HIGHLIGHTS FOR THIRD QUARTER 2006

INCA Project, Chile - Completed construction and equipping of camp and exploration office;

 Searched-out old reports on historic mining and exploration activities over past 50+ years;

  Located reports on geophysical IP surveys, geologic investigations and drilling including, fortuitously, some drill core from 1971 and 1990 programs.   With this newly acquired information, first hand accounts from old miners, and current field studies, a geologic picture was constructed from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.

$279,008 Expended On Exploration & Mineral Interests

Proceeds of $200,800 Raised From Exercise of Warrants and Options

FOR DETAILS TURN TO:

FINANCIAL STATEMENTS*

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

MINERAL PROPERTY SUMMARIES, NEWS RELEASES

*During 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.  As a result, the financial statements for the third quarter of fiscal 2006 cover the nine months ended September 30, 2006 as compared to the third quarter of 2005 which covered the nine months ended August 31, 2005.

SAMEX MINERAL EXPLORATION PROPERTIES

SAMEX is exploring the mineral-rich Cordillera of Chile and Bolivia. This prolific mining belt hosts some of the world’s largest ore bodies.	BOLIVIA
EL DESIERTO Epithermal Gold-Silver Prospect
CHILE	ESKAPA Epithermal Gold-Silver, Copper Prospects
ESPEJISMO Gold Prospects	SANTA ISABEL Zinc-Silver-Lead-Indium-Copper-Gold Targets
INCA Porphyry Copper, Gold, Silver, Moly Prospects	WALTER Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
LOS ZORROS Gold, Copper, Silver Prospects	WARA WARA Sediment-Hosted Zinc-Silver-Lead-Copper Targets
TRES PUNTAS/CHIMBERO Silver Prospects	YARETANI Shear & Sediment-Hosted Gold Targets

Website - www.samex.com

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

 FINANCIAL STATEMENTS

NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2006 HAVE NOT BEEN REVIEWED BY OUR AUDITOR

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (Unaudited)

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
ASSETS

CURRENT
CASH AND CASH EQUIVALENTS (NOTE 3)	$1,115,499	$424,287
OTHER CURRENT ASSETS	67,794	65,528

	1,183,293	489,815

MINERAL INTERESTS (NOTE 4)	6,535,737	5,175,901
EQUIPMENT (NOTE 5)	104,424	85,450

	$7,823,454	$5,751,166

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$28,605	$35,403

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
UNLIMITED - COMMON SHARES WITHOUT PAR VALUE
UNLIMITED - PREFERRED SHARES

ISSUED
70,997,665 COMMON SHARES
(DEC. 31, 2005 – 66,423,165 COMMON SHARES)	25,057,118	22,092,318

CONTRIBUTED SURPLUS (NOTE 7)	3,411,633	2,317,058

DEFICIT	(20,673,902)	(18,693,613)

	7,794,849	5,715,763

	$7,823,454	$5,751,166

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

“Larry D. McLean”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED
	SEP 30, 2006	AUG 31, 2005	SEP 30, 2006	AUG 31, 2005
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING & AUDIT	$3,500	$(4,277)	$50,356	$10,437
AMORTIZATION	10,726	10,993	27,282	22,113
BANK CHARGES & INTEREST (INCOME)	(5,504)	(3,454)	(18,773)	(14,617)
CONSULTING	29,312	6,483	85,909	24,885
FOREIGN EXCHANGE LOSS	798	19,509	52,268	29,844
LEGAL	21,224	35,815	37,582	76,114
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	68,264	-	162,771	1,322
OFFICE, SUPPLIES, MISCELLANEOUS	30,705	17,044	61,934	58,052
PRINTING	-	100	3,380	2,824
REGULATORY FEES	1,850	3,483	25,976	19,942
SALARIES AND BENEFITS	67,721	71,045	272,927	239,056
SHARE TRANSFER AGENT	5,613	2,840	10,825	9,195
STOCK-BASED COMPENSATION (NOTE 7)	-	-	1,094,575	830,742
TRAVEL AND PROMOTION	19,597	25,385	113,277	45,006

NET LOSS FROM OPERATIONS	(253,806)	(184,966)	(1,980,289)	(1,354,915)
GAIN ON SALE OF EQUIPMENT	-	-	-	11,172

NET LOSS FOR THE PERIOD	(253,806)	(184,966)	(1,980,289)	(1,343,743)

DEFICIT BEGINNING OF THE PERIOD	(20,420,096)	(18,306,033)	(18,693,613)	(17,147,256)

DEFICIT END OF THE PERIOD	$(20,673,902)	$(18,490,999)	$(20,673,902)	$(18,490,999)

BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.01)	$(0.00)	$(0.03)	$(0.02)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS - (Unaudited)

SUMMARY OF EXPENDITURES	FOR THE NINE MONTHS ENDED

	SEP 30, 2006	AUG 31, 2005

INCA - CHILE	$1,102,497	$-
LOS ZORROS - CHILE	216,728	859,133
ESPEJISMO - CHILE	3,463	-
TRES PUNTAS/CHIMBERO - CHILE	10,529	-
EL DESIERTO - BOLIVIA	5,879	5,880
ESKAPA - BOLIVIA	21,321	23,551
WALTER - BOLIVIA	1,045	1,490
WARA WARA - BOLIVIA	6,488	8,279
YARETANI - BOLIVIA	4,455	4,457
EXPLORATION ADVANCES / (RECOVERIES)	(12,569)	121,350
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	162,771	1,322

	1,522,607	1,025,462
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS EXPENSED DURING THE PERIOD	(162,771)	(1,322)

EXPENDITURES FOR THE PERIOD	1,359,836	1,024,140

BALANCE BEGINNING OF THE PERIOD	5,175,901	3,804,651

BALANCE END OF THE PERIOD	$6,535,737	$4,828,791

SUMMARY OF DEFERRED COSTS

CHILE
INCA	$1,102,497	$-
LOS ZORROS	4,087,613	3,588,476
ESPEJISMO	3,463	-
TRES PUNTAS/CHIMBERO	10,529	-
BOLIVIA
EL DESIERTO	6,879	6,880
ESKAPA	1,280,518	1,268,201
SANTA ISABEL	1,000	1,000
WALTER	2,045	2,490
WARA WARA	7,488	9,279
YARETANI	5,455	5,457

UNALLOCATED ADVANCES*	28,250	(52,992)**

	$6,535,737	$4,828,791

*UNALLOCATED ADVANCES: The fiscal 2006 third quarter end (June 30th) of the Bolivian subsidiaries is three months earlier than the fiscal 2006 third quarter end (September 30th) of the parent company.  Consequently, funds transferred from SAMEX Mining Corp. to these subsidiaries during July, August and September are recorded as Unallocated Advances which will subsequently be allocated to the appropriate property/category in the following quarter, based on the financial statements of the respective subsidiary.

**Due to the change of year/quarter end of the parent Company in November 2005, the financial statements for the 2005 third quarter for the period ending August 31, 2005 had an explanatory note concerning Unallocated Advances which differed for that period as follows:

“UNALLOCATED ADVANCES:  … The parent company’s fiscal third quarter includes the months of June, July and August (ending August 31, 2005), whereas, the fiscal third quarter of the Chilean subsidiary covers the months of July, August and September (ending September 30, 2005).  These consolidated financial statements (for the period ended August 31, 2005) include costs incurred by the Chilean subsidiary during July, August and September to the end of its fiscal third quarter at September 30, 2005.  The funding for some of these costs was advanced by the Canadian parent company to the Chilean subsidiary subsequent to the parent company’s third quarter end of August 31, 2005.  These payments made from the parent to the Chilean subsidiary subsequent to August 31, 2005 will be allocated in the consolidated financial statements for the fourth quarter of fiscal 2005. …”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONT’D) - (Unaudited)

DETAILS OF EXPENDITURES	FOR THE NINE MONTHS ENDED

	SEP 30, 2006	AUG 31, 2005

INCA - CHILE
DRILLING & SUB-CONTRACTS	$94,812	$-
FIELD SUPPLIES	21,611	-
FOOD & LODGING	5,545	-
GEOLOGY, MAPPING AND SURVEYS	114,962	-
LEGAL	32,837	-
MINERAL INTEREST	814,731	-
SITE ADMINISTRATION	6,075	-
TRAVEL	11,924	-

	$1,102,497	$-

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	$50,752	$256,529
FIELD SUPPLIES	7,657	42,844
FOOD AND LODGING	13	41,001
GEOLOGY, MAPPING AND SURVEYS	15,328	216,207
MINERAL INTEREST	63,705	174,720
PROPERTY CLAIMS	42,466	-
SITE ADMINISTRATION	26,146	78,030
TRAVEL	8,477	14,560
VALUE ADDED TAXES	2,184	35,242

	$216,728	$859,133

ESPEJISMO - CHILE
PROPERTY CLAIMS	$3,463	$-

TRES PUNTAS/CHIMBERO - CHILE
PROPERTY CLAIMS	$10,529	$-

EL DESIERTO - BOLIVIA
PROPERTY CLAIMS	$5,879	$5,880

ESKAPA – BOLIVIA
AMORTIZATION	$6,722	$1,950
DRILLING AND SUB-CONTRACTS	139	-
FOOD & LODGING	1,510	-
FUEL	183	-
GEOLOGY, MAPPING AND SURVEYS	4,269	11,143
LEGAL	180	-
PROPERTY CLAIMS	7,922	7,679
SITE ADMINISTRATION	-	396
TRAVEL	396	2,383

	$21,321	$23,551

WALTER - BOLIVIA
PROPERTY CLAIMS	$1,045	$1,045
TRAVEL	-	445

	$1,045	$1,490
WARA WARA - BOLIVIA
PROPERTY CLAIMS	$6,488	$6,260
TRAVEL	-	2,019

	$6,488	$8,279

YARETANI - BOLIVIA
PROPERTY CLAIMS	$4,455	$4,457

EXPLORATION ADVANCES / (RECOVERIES)	$(12,569)	$121,350

EXPENDITURES FOR THE PERIOD	$1,359,836	$1,024,140

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED
CASH FLOWS FROM OPERATING ACTIVITIES	SEP 30, 2006	AUG 31, 2005	SEP 30, 2006	AUG 31, 2005

NET LOSS	$(253,806)	$(184,966)	$(1,980,289)	$(1,343,743)
ADD NON-CASH ITEMS
AMORTIZATION	10,726	7,399	27,282	22,113
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	-	-	-	1,322
STOCK-BASED COMPENSATION	-	-	1,094,575	830,742

	(243,080)	(177,567)	(858,432)	(489,566)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	10,612	(2,284)	(2,266)	4,378
ACCOUNTS PAYABLE	(4,214)	(15,167)	(6,798)	(74,106)

NET CASH USED IN OPERATIONS	(236,682)	(195,018)	(867,496)	(559,294)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	200,800	300,000	2,964,800	330,300

NET CASH PROVIDED BY FINANCING ACTIVITIES	200,800	300,000	2,964,800	330,300

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(204,439)	(349,029)	(1,353,114)	(1,024,822)
EQUIPMENT	(20,382)	-	(52,978)	(9,670)

NET CASHED USED IN INVESTING ACTIVITIES	(224,821)	(349,029)	(1,406,092)	(1,034,492)

NET CHANGE IN CASH FOR THE PERIOD	(260,703)	(244,047)	691,212	(1,263,486)

CASH BEGINNING OF THE PERIOD	1,376,202	1,155,869	424,287	2,175,308

CASH END OF THE PERIOD	$1,115,499	$911,822	$1,115,499	$911,822

SUPPLEMENTAL INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – September 30, 2006

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars.  All significant inter-company balances and transactions are eliminated on consolidation.  The fiscal third quarter end of inactive subsidiary, South American Mining & Exploration Corp. and of the Bolivian subsidiaries is June 30th.  The fiscal third quarter end of the Chilean subsidiary is September 30th.  In November of 2005, the Company changed its financial year-end of November 30th by extending it for one additional month to a new financial year-end of December 31st.  This was done in order to synchronize the Company’s year end with the year end of its Chilean subsidiary and with the quarter ends of its Bolivian subsidiaries.  This change in year end makes the Company’s accounting and reporting process more streamlined and efficient.  As a result of the year end change, the financial statements for the third quarter of fiscal 2006 cover the nine months ended September 30, 2006 as compared to the third quarter of 2005 which covered the nine months ended August 31, 2005.  Also, these third quarter financial statements consolidate the nine months ended June 30, 2006 for the Bolivian subsidiaries since their fiscal 2006 third quarter ended June 30th compared to the parent Company’s third quarter end of September 30th.

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and presented in Canadian Dollars.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Going Concern Assumptions - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at September 30, 2006 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the nine months ended September 30, 2006 and August 31, 2005, the Company reported net losses of $1,980,289 and $1,343,743 respectively and has incurred losses since inception totalling $20,673,902.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments - The fair value of the Company’s financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The Company conducts business in Canada, Chile and Bolivia giving rise to significant exposure to market risks from changes in foreign currency rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

d.

Risk Management – The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

e.

Mineral Interests - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of acquisition and capitalized mineral exploration costs or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent acquisition and capitalized mineral exploration costs incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

Mineral investigation costs not capitalized to mineral interests include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

f.

Translation of Foreign Currency - Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations as incurred.

g.

Loss Per Share – The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

h.

Equipment - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates: Office equipment - over 4 to 10 years; Exploration equipment - over 4 to 8 years; Vehicles - over 5 years.

i.

Stock-Based Compensation Plans - The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company’s common stock in accordance with the terms of its stock option plan.  Effective December 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, released in November 2003, whereby it expenses all stock-based compensation awards, made or altered on or after October 1, 2003, on a prospective basis.  The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

j.

Income Taxes - The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

k.

Cash and Cash Equivalents – The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.  At September 30, 2006 cash and cash equivalents consisted of cash held at banks.

l.

Asset Retirement Obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated.

m.

Long-Lived Assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

3.

CASH AND CASH EQUIVALENTS

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  The Canadian dollar equivalents of these balances at the end of the period are as follows:

	September 30, 2006	December 31, 2005
Canadian dollars	$1,099,446	$409,139
U.S. dollars
in Canada	797	1,806
Chilean Pesos
in Chile	15,256	13,342

	$1,115,499	$424,287

4.

MINERAL INTERESTS

a.

Chile - The Company has invested in various properties located in Chile. The mineral interests have been acquired by purchase agreement, staking, option agreements and purchase at government auctions.

i.

 Los Zorros Property - During 2003 the Company acquired a mineral interest for US$50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire mineral interests covering 209 hectares for consideration of US$230,000 (US$130,000 paid).  Option payment due: October 31, 2006 - US$100,000 (paid Oct 27/06).  A 2% net smelter royalty has been retained by the vendor.  The Company also has an option to acquire mineral interests covering 95 hectares for consideration of US$200,000 (US$150,000 paid).  Option payment due: December 20, 2006 - US$50,000.  A 1.5% net smelter royalty has been retained by the vendor.

ii.   Inca Property - The Company has an option to acquire mineral interests covering 2,138 hectares for consideration of US$2,000,000 (US$608,677 paid).  Option payments are due: March 31, 2007 - US$191,323; March 31, 2008 – US$200,000; and March 31, 2009 – US$1,000,000.  A 1% net smelter royalty has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  The Company also has an option to acquire mineral interests covering 45 hectares for consideration of US$300,000 (US$50,000 paid April 4, 2006).  Option payments are due: March 31, 2007 - US$50,000; March 31, 2008 – US$100,000; and March 31, 2009 – US$100,000.  A 1% net smelter royalty has been retained by the vendor for a period of 20 years.  The Company has the option to buyout the royalty at any time for US$500,000. The Company also has an option to acquire mineral interests covering 20 hectares for consideration of US$300,000 (US$25,000 paid May 25, 2006).  Option payments are due: US$50,000 on April 30, 2007; US$75,000 on April 30, 2008; and US$150,000 on April 30, 2009.  There is no royalty payable on the concessions.

b.

Bolivia - The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  The Eskapa and El Desierto properties are owned by a Bolivian company controlled by a Bolivian national who is a director of the Company (SAMEX Mining Corp.) and pursuant to certain agreements, the Company earned a 99% interest in any mining operations which may be established on these concessions.  Net smelter royalties (0.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $0.25 per share and a cash royalty of US$2,000,000 to be paid from production.  Also see “Santa Isabel Property” in “Mineral Property Summaries”.

5.

EQUIPMENT

	AT SEPTEMBER 30, 2006			AT DECEMBER 31, 2005

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 126,493	$ 100,408	$ 26,085	$ 125,920	$ 90,206	$ 35,714
Exploration equipment	184,240	137,690	46,550	131,835	123,499	8,336
Vehicles	125,499	93,710	31,789	125,499	84,099	41,400

	$ 436,232	$ 331,808	$ 104,424	$ 383,254	$ 297,804	$ 85,450

6.

RELATED PARTY TRANSACTIONS

During the third quarter, employees who are also directors or officers of the Company were paid salaries totaling $107,670 of which $31,770 was capitalized as mineral interests and, a director charged the Company $6,642 for legal services.

7.

SHARE CAPITAL

a. Issued	COMMON SHARES	VALUE

Balance November 30, 2004	65,272,415	$21,752,018

Incentive stock options exercised
@ $0.20 per share	50,000	10,000
Warrants exercised
@ $0.30 per share	1,100,000	330,000
@ $0.40 per share	750	300

Balance December 31, 2005	66,423,165	22,092,318

Incentive stock options exercised
@ $0.20 per share	200,000	40,000
@ $0.40 per share	200,000	80,000
Warrants exercised
@ $0.40 per share	304,500	121,800
@ $0.78 per share	50,000	39,000
@ $0.80 per share	100,000	80,000
Private Placement
@ $0.70 per share	3,720,000	2,604,000

Balance at September 30, 2006	70,997,665	$25,057,118

b.

Preferred Shares

In addition to Common Shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The Preferred Shares as a class are entitled to priority over the Common Shares if the Board of Directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.  None of the Preferred Shares are allotted or issued as of September 30, 2006.

c.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture Exchange.

BALANCE NOV 30, 2004	GRANTED (EXERCISED) *(TERMINATED) **(EXPIRED)	BALANCE DEC 31, 2005	GRANTED (EXERCISED)	BALANCE JUN 30, 2006	EXERCISE PRICE	TERM TO

2,175,000	**(2,175,000)	-	-	-	$0.40	Apr 19, 2005
950,000	(50,000)	900,000	(200,000)	700,000	$0.20	Mar 19, 2007
200,000	*(100,000)	100,000	-	100,000	$0.20	Sep 12, 2007
50,000	-	50,000	-	50,000	$0.20	Nov 12, 2007
50,000	-	50,000	-	50,000	$0.40	Aug 13, 2008
105,000	*(75,000)	30,000	-	30,000	$0.63	Oct 15, 2008
590,000	-	590,000	-	590,000	$1.00	Nov 17, 2008
330,000	*(125,000)	205,000	-	205,000	$1.00	Feb 3, 2009
75,000	*(75,000)	-	-	-	$1.00	May 4, 2009
1,070,000	*(125,000)	945,000	-	945,000	$1.10	Aug 6, 2009
-	2,255,000	2,255,000	(200,000)	2,055,000	$0.40	Apr 20, 2015
-	-	-	1,850,000	1,850,000	$0.85	May 2, 2016

5,595,000	(470,000)	5,125,000	1,450,000	6,575,000

As at September 30, 2006, the weighted average remaining contractual life of the options is 6.1 years and the weighted average exercise price is $ 0.67

(ii)

Share Purchase Warrants

BALANCE NOV 30, 2004	ISSUED (EXERCISED)	BALANCE DEC 31, 2005	ISSUED (EXERCISED OR EXPIRED)	BALANCE SEP 30, 2006	EXERCISE PRICE	TERM TO

1,100,000	(1,100,000)	-	-	-	$0.30	Jun 11, 2005
305,250	(750)	304,500	(304,500)	-	$0.40	Sep 15, 2006
753,200	-	753,200	(53,200)	700,000	$0.80	Nov 7, 2006
431,150	-	431,150	(116,150)	315,000	$0.80	Nov 27, 2006
500,000	-	500,000	-	500,000	$1.05	Nov 28, 2006
400,000	-	400,000	-	400,000	$1.10	Aug 25, 2009
-	-	-	1,810,000	1,810,000	$0.78	Feb 13, 2009

3,489,600	(1,100,750)	2,388,850	1,336,150	3,725,000

As at September 30, 2006, the weighted average remaining contractual life of the share purchase warrants is 1.6 years and the weighted average exercise price is $0.86

d.

Stock-Based Compensation

The Company measures compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  Option pricing models require the input of highly subjective assumptions including the expected life and price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.   For the second quarter ended June 30, 2006, a stock-based compensation expense of $1,094,575 was recorded in the statement of operations in relation to the grant of options on 1,850,000 shares at a price of $0.85 per share on May 2, 2006.  No options were granted during the third quarter.

e.

Contributed Surplus

The Contributed Surplus arises solely from Stock Based Compensation (Refer Note 7d).

8.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At September 30, 2006	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$6,268	$21,014	$27,282
Foreign exchange loss	-	52,268	52,268
Mineral interests administration and investigation costs	-	162,771	162,771
Salaries and benefits	272,927	-	272,927
Stock-based compensation	1,094,575	-	1,094,575
Administration and general	325,280	45,186	370,466

Net loss for the period	$(1,699,050)	$(281,239)	$(1,980,289)

Expenditure for equipment and mineral interests	$-	$1,412,814	$1,412,814

Equipment and mineral interests	$15,546	$6,624,615	$6,640,161

Total assets	$1,165,952	$6,657,502	$7,823,454

At August 31, 2005

Operating expenses
Amortization	$9,445	$12,668	$22,113
Foreign exchange gain	-	29,844	29,844
Mineral interests administration and investigation costs	-	1,322	1,322
Salaries and benefits	239,056	-	239,056
Stock-based compensation	830,742	-	830,742
Administration and general	166,531	54,135	220,666

Net loss for the period	$(1,245,774)	$(97,969)	$(1,343,743)

Expenditure for equipment and mineral interests	$7,616	$1,027,504	$1,035,120

Equipment and mineral interests	$25,185	$4,903,114	$4,928,299

Total assets	$997,401	$4,947,337	$5,924,738

9.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  As at December 31, 2005, Canadian operating losses of approximately $4,428,000 were available for carry forward.  The availability of these losses expires as follows: 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; and 2015 - $549,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,130,000.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax benefits have been recognized in the accounts for these foreign losses and resource-related expenditures.

MANAGEMENT DISCUSSION

DATE: November 10, 2006

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Inca porphyry copper, gold, silver and molybdenum prospects, the Espijismo gold prospects and the Tres Puntas/Chimbero silver prospects.  In Bolivia the company holds an interest in six mineral exploration properties; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani (see section titled “Mineral Property Summaries” for individual property details).  We are an exploration stage company and ha ve no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

FIRST QUARTER 2006 - FOR THE PERIOD ENDED MARCH 31, 2006

During the first quarter of 2006 our activities included the continuing exploration program on our Los Zorros property in Chile; the evaluation and acquisition of our new INCA project in Chile; financing activities to take advantage of INCA opportunity; and preparation of visual materials, maps, photos, cross-sections and drill sections for the Company’s display booth at the Vancouver gold and resource conference and for meetings held in Europe and Toronto.

Los Zorros Property, Chile – We continued the detailed work of analyzing, compiling, evaluating and interpreting the data and assays from bulldozer trenching completed in the previous quarter on copper-gold-silver targets on the Los Zorros property.  These results will be used to select drill locations for the Phase II drill program being planned for Los Zorros.

Corporate Finance Consulting Agreement – During the first quarter we began to seek financing in order to acquire rights to the Inca porphyry copper-gold prospects that had unexpectedly come to our attention.  SAMEX signed a Corporate Finance Consulting Agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.   During the 12-month term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company agreed to pay the Consultant a quarterly fee of $25,000 commencing after SAMEX completed private placements, with the assistance of the Consultant, having aggregate net proceeds of not less than $2,000,000.  These contacts helped the Company raise private placement funding (described below) during the first quarter, and as a result the first-of-four $25,000 quarterly payments due under the 12-month corporate finance consulting agreement was paid on March 23, 2006.

Private Placement Completed – During the first quarter, we raised $2,604,000 through a private placement of 3,720,000 units at a price of $0.70 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.  The units (3,720,000 shares and 1,860,000 warrants) were issued and are subject to a hold period until June 14, 2006.  The proceeds of the private placement will be used for expenditures on the Company’s mineral exploration properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.

INCA Project, Chile - SAMEX secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate options to purchase mineral concessions (see news releases No. 1-06 and 5-06 and 6-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three option agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows:

Pursuant to a letter of intent dated December 23, 2005 and the subsequent Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years as follows:

i)

initial payment (including US$208,677 for patentes) of US$608,677 (paid March 2006);

ii)

US$191,323 on March 31, 2007;

iii)

US$200,000 on March 31, 2008; and

iv)

US$1,000,000 on March 31, 2009.

The concessions are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.

Pursuant to a letter of intent dated January 10, 2006 and the subsequent Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

initial payment of US$50,000 (paid April 4, 2006);

ii)

US$50,000 on March 31, 2007);

iii)

US$100,000 on March 31, 2008); and

iv)

US$100,000 on March 31, 2009.

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Pursuant to a letter of intent dated February 24, 2006 and the subsequent Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

initial payment of US$25,000 (paid May 25, 2006);

ii)

US$50,000 on April 30, 2007;

iii)

US$75,000 on April 30, 2008; and

iv)

US$150,000 on April 30, 2009.

There is no royalty payable on these concessions.

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Of interest, Chilean copper company, CODELCO continues to pursue drill exploration of their important recent porphyry copper discovery on their property adjacent to the INCA project.

The INCA project area has been the center of small mining activity (Cachiyuyo de Oro District) primarily for production of oxide-copper, and more recently, secondary enriched copper sulfide ores.  Most of the production has been from localized open cut workings, and in several places - shafts, positioned on tourmaline breccia, altered brecciated intrusive rock, and sheeted vein zones.  These mineralized occurrences are the typical high-level expression to deeper seated, source porphyry copper intrusions of likely much larger size with great upside exploration potential.  Very little exploration work (especially drilling) has been carried out around the small mines.  Only one limited part of the INCA project area at the Lower Manto Cuba mine has been drilled during an Empresa Nacional Minera (“ENAMI” a Chilean government company) program in 1971 with important implications for exploration.  The holes not only demonstrate the position, thickness, and grade characteristics of oxide and enriched secondary sulfide ores, but reveal the presence, at depth just below and around these zones, of altered porphyry-hosted, primary (hypogene) copper-sulfide mineralization. Small miners, without capital for exploration or infrastructure (water and power) or to build a mill and plant to process secondary or primary copper sulfide ore, could only focus on mining areas of readily accessible oxide-copper ore feed for the near-by Chatal Leach Plant.  With this plant long closed, oxide ores which are hand-sorted for direct-shipping grade (>2.5% copper) oxide and some enriched ores are currently trucked several times a month in small quantities to the ENAMI heap-leach plant and smelter complex at Paipote, near Copiapo, Chile.

At the INCA Project, SAMEX has identified five important targets of copper mineralization with significant credits of molybdenum, and also locally for gold and silver.  These targets include: Upper Manto de Cuba, Lower Manto Cuba, San Pablo, Delirio, and Tucumata.  Other less-well defined smaller targets to be further evaluated have also been found to be present on the acquired property position and include: Jardinera, Concepcion, San Antonio, Puntilla, and Dos Amigos.  The area containing these targets is the typical size for centers of porphyry copper systems of the early to mid Tertiary igneous belt of the northern part of Chile (Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, Radomiro Tomic, Escondida, El Salvador).  The Inca Project is positioned at the south end of this geologic belt and within a well-defined structural corridor of numerous centers of mineralization including the large El Salvador (Codelco) porphyry copper deposit (970 million metric tons – 0.68% copper, 0.022% molybdenum, 0.10 g/mt gold), the Inca de Oro gold-copper vein swarm, the Tres Puntas and Chimbero silver mining district, and the previously mentioned Codelco discovery of porphyry-hosted copper-gold mineralization.  The geochemical makeup of ore and mineralization in the INCA area is illustrated in the following table of samples recently taken by SAMEX from ore stockpiles and dumps of the small active mines on the property.  These results are similar to those from earlier SAMEX reconnaissance sampling.  Note the potassium (K) enrichment and depletion of calcium (Ca) and sodium (Na) which reflects the altered porphyry host for the mineralized samples.

SAMPLE No.	Total Cu %	Soluble Cu %	Au ppm	Ag ppm	Mo ppm	S %	Ca %	K %	Na %
T-1	6.18	5.510	1.010	11.3	117	0.02	0.35	5.91	0.52
T-2	4.08	3.740	1.275	20.3	18	0.06	0.23	3.78	1.32
D-1	7.98	6.910	1.600	25.2	326	<0.01	0.55	6.61	0.42
MCS-1	11.85	11.450	0.051	24.8	13	0.03	0.09	0.32	0.32
MCS-2	7.64	6.800	0.042	2.1	102	0.01	0.05	2.58	0.07
MCS-3	38.10	18.600	0.745	17.6	48	4.07	0.02	0.79	0.30
MCI-1	1.01	0.082	0.035	2.6	46	2.17	0.22	3.96	0.04
MCI-2	0.08	0.039	0.008	<0.5	2150	1.04	0.09	3.71	0.07
MCI-3	1.90	0.010	0.071	3.1	20	3.82	0.18	3.88	0.03
MCI-4	5.70	0.629	0.031	2.3	54	3.46	0.03	4.36	0.05
SPB-1	1.72	0.534	0.601	14.3	20	1.80	1.48	2.49	0.12
SPB-2	1.92	1.715	0.013	1.0	7	0.04	0.06	1.99	0.15
SPB-3	8.03	7.000	0.041	17.8	21	0.08	0.04	0.91	0.10
SA-1	10.10	1.080	0.299	9.0	21	1.80	0.10	3.82	0.08
SA-2	3.31	2.560	0.210	2.6	10	0.15	0.11	4.29	0.06
C-1	0.25	0.013	0.168	1.5	5	3.47	0.41	2.83	0.05
C-2	0.80	0.029	0.041	4.2	8	3.64	0.30	3.57	0.05
C-3	2.63	0.005	0.311	8.1	9	2.84	0.17	3.84	0.07
C-4	0.16	0.008	0.024	0.8	3	3.70	0.32	3.31	0.05
C-5	5.19	0.012	0.482	24.9	10	4.64	0.25	3.51	0.07
C-6	0.03	0.012	0.006	<0.5	9	0.06	3.00	2.78	2.90
J-1	27.60	13.000	0.599	55.0	>10000	>10.0	0.08	3.73	0.12
J-2	10.70	6.670	2.930	27.7	7570	2.00	0.08	4.53	0.11
J-3	7.15	2.450	1.040	20.1	476	1.58	0.06	4.08	0.13
J-4	0.07	0.041	0.015	0.6	32	0.01	3.77	2.10	2.77
							Typical Whole Rock Content
							2.8 – 3.0	2.2 – 2.5	2.4 – 2.5

Initial field review of all the targets at the INCA Project by SAMEX, which outlined the extent of small mine workings, speculatively suggests that historic production may have cumulatively reached to approximately 2.5 million metric tons of oxide-copper ore and less than 1.5 million metric tons of enriched secondary copper-sulfide ore.  Although oxide ore may be exhausted at several mines (Lower Manto Cuba, San Pablo), important resources may remain especially at three mine areas (Delirio, Tucumata, and Jardinera).  Enriched secondary copper-sulfide ores may have been largely mined out at Lower Manto Cuba; but have just been reached by small miners at deeper levels at San Pablo and Jardinera and remain intact (untouched) at Upper Manto Cuba, Delirio and Tucumata).  Based on surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property, SAMEX conservatively estimates a possible target cumulative potential of 5.2 to 8.0 million metric tons of oxide-copper ore (0.75% to 1.5% soluble copper, average grade), and 15.6 to 20.0 million metric tons of enriched secondary copper sulfide ore (2.5% to 4.5% total copper, average grade) to be present at shallow depths at the various target sites.  At Delirio, Tucumata and Jardinera, a significant gold credit of 1.00 to 2.93 grams/metric ton may also be present with both the oxide and enriched copper ores.  Ranges of grade were determined from sampling of ore stockpiles at currently active small mines (San Pablo, San Antonio, Upper Manto Cuba, and Jardinera) and dumps of inactive mines (Lower Manto Cuba, Concepcion, Delerio, and Tucamana).  Thicknesses typical for the oxide and enriched ores is estimated based on exposed workings and importantly from drill information from the 1971 ENAMI drill program.  The drilling suggests that primary mineralization has an unknown depth extent in excess of 100 meters.  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Of importance, at two mine areas (Lower Manto Cuba and Concepcion), deeper workings have encountered primary copper sulfide ore hosted by altered porphyritic intrusive rock which has been stockpiled or discarded on dumps.  This material, which was sampled by SAMEX during initial reconnaissance sampling, contains 0.41% to >2.0% copper, locally with credits in molybdenum (0.05% to 0.08%), and gold (0.3 grams/metric ton at Concepcion).  There has never been a plant to process primary sulfide ore and produce concentrate on, or near, the property.  So, although encountered in places by deeper mine workings, this material was historically, and to this day, ignored by the small miners.  Some 35 years ago, a single core drill hole, which was included as part of a 1971 ENAMI churn drilling program at Lower Manto Cuba, encountered the top of the primary copper sulfide zone at a depth of approximately 84 meters and is open-ended to the bottom of the hole (140 meters depth).  Grades range from 0.20% to 2.65% total copper over the one meter sample widths; most samples contain >0.50% copper; and the average grade is 0.83% total copper (although SAMEX has not verified the grades in this drill hole, these grades are consistent with grades reported above from SAMEX sampling of primary copper sulfide ore hosted by altered porphyritic intrusive rock discarded on dumps or stockpiles).  Some of the near-by, shallow, churn drill holes from the same program also encountered primary copper sulfide mineralization at depths as shallow as 48 meters with average grades of 0.8% to just over 1.0% total copper.  Assuming that, with depth, the primary copper sulfide mineralization does not expand outward much beyond the surface widths, a cumulative target is conservatively estimated at from 120 to 180 million metric tons with an average grade ranging between >0.65% to 1.0% total copper as a discovery objective for exploring the target areas.  Should the primary copper sulfide mineralization expand outward at depth the target potential would be dramatically increased.  The estimate of this target size and grade is based upon grades and widths from the ENAMI drilling, from results of SAMEX sampling of primary copper sulfide mineralization from mine ore stockpiles and dumps, and from surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property.   The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays; possible ground geophysical surveys to trace zones beneath covered pampa; and building both an exploration camp and core processing/storage facilities.  The major objective of the drilling program will be to discover cumulatively very large tonnages of primary copper sulfide ore beneath the various mineralized zones.  Much of this drilling will also be testing for shallower, higher grade oxide and enriched secondary copper sulfide ores which might be amenable to more-rapid mine development and provide near-term modest production.

Bolivian Properties – With the new government in power in Bolivia, and the recent nationalization of hydrocarbon resources, investors are concerned about media reports that mineral resources may also be nationalized.   Our Bolivian mining consultant reported on May 18, 2006 that there does not appear to be any concrete plans to nationalize mining properties in Bolivia, but there may be changes to the mining code at a future time which could result in an increase in mining taxes and royalties.  The future changes may also require that, in addition to the current annual patent payments, verifiable work programs, exploration or exploitation must be conducted on mining properties (similar to assessment work required on claims in North America) in order to maintain the mining properties in good standing.  The mining code may also be revised to promote exploration activity on mining property in order to create additional employment and to discourage the holding of idle concessions where no exploration or exploitation is taking place.  Until more detailed information is provide by the Bolivian government, it is impossible to analyze the effect these possible changes may have on the Company’s activities in Bolivia.

The Company’s focus over the past several years has been on its mineral properties in Chile and as a result no exploration has been conducted on our Bolivian properties for some time.  Over the past several years, mineral interests and deferred exploration costs related to the Bolivian properties, with the exception of the Eskapa Property, have been written down annually to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.  In relation to the Eskapa Property, the concessions are owned by a Bolivian company, Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

Investor Relations – During the first quarter, meetings were held with shareholders, brokers and fund managers.  The Company also hosted an exhibit booth at a gold and resource conference held in Vancouver B.C. during January 2006.  Meetings were also held with European shareholders, brokers and fund managers in London, Paris, Geneva, Zurich and Amsterdam.

Related Party Transactions – During the first quarter, directors of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share and 100,000 shares at a price of $0.40 per share.

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Stock Options Exercised – During the first quarter, a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share for proceeds of $10,000.  Another director of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.40 per share for proceeds of $40,000

Warrants Exercised – During the first quarter, warrants were exercised by a director/officer of the Company for the purchase of 50,000 shares at $0.40 per share for total proceeds of $20,000.

SECURITIES ISSUED DURING THE FIRST QUARTER ENDED MARCH 31, 2006

Outstanding shares at December 31, 2005 - 66,423,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jan 3/06	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Jan 19/06	Common Shares	Exercise of Warrant	50,000	$0.40	$20,000	Cash	N/A
Feb 13/06	Common Shares Warrants	Private Placement	3,720,000 Shares 1,860,000 Warrants	$0.70	$2,604,000	Cash	N/A
Mar 2/06	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A

Outstanding shares at March 31, 2006 – 70,343,165

SECOND QUARTER 2006 - FOR THE PERIOD ENDED JUNE 30, 2006

During the second quarter of fiscal 2006 we executed two additional option agreements for the acquisition of mineral concessions at the INCA project in Chile.  We also constructed our new field camp and office facilities at the INCA project.

Executed Formal Option Agreement On 45-Hectare Portion of INCA Property – Pursuant to a letter of intent dated January 10, 2006, the Company executed a formal Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S.A. and made the initial option payment of US$50,000.   Under the option, SAMEX can acquire 100% interest in concessions covering a 45–hectare-portion of the INCA project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows: US$50,000 initial payment (paid April 4, 2006); US$50,000 on March 31, 2007); US$100,000 on March 31, 2008); and US$100,000 on March 31, 2009.  These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Executed Formal Option Agreement On 20-Hectare Portion of INCA Property - Pursuant to a letter of intent dated February 24, 2006, the Company executed a formal Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. and made the initial option payment of US$25,000.  Under the option, SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows: initial payment of US$25,000 (paid May 25, 2006); US$50,000 on April 30, 2007; US$75,000 on April 30, 2008; and US$150,000 on April 30, 2009.  There is no royalty payable on the concessions.

During the second quarter we also constructed our new field camp and office facilities at the INCA copper-gold-moly exploration project.  In preparation for first phase exploration and core-drill planning, an airborne orthographic photo survey will be completed over the core of the property in order to produce detailed topographic maps.  The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the large El Salvador copper mine. The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry-hosted copper-gold-molybdenum deposits.  Of interest, Chilean national mining company, CODELCO, continues to pursue drill exploration of its recent Inca de Oro porphyry copper discovery on the property adjacent to the INCA project.   Their discovery is described on page 40 of the CODELCO 2005 Annual Report as follows:

“Under basic exploration the most relevant result was the discovery of a new orebody in Inca de Oro, estimated to contain 350 million tons of ore with a grade approaching 0.6% of copper equivalents (Cu, Au, Mo, Ag).  This deposit, located 100 km from Copiapo and 70 km from the Salvador Division, is currently undergoing advanced exploration to identify the extent of the orebody during the first half of 2006.”

Annual Meeting – The Company’s Annual General Meeting was held in Abbotsford, BC on June 1, 2006.  The Company’s six directors were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Patricio Kyllmann.

Annual Approval of Stock Option Plan –The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual General Meeting held on June 1, 2006, the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the

Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Investor Relations – During the second quarter, the Company hosted a meeting suite during a gold and resource conference held in Vancouver BC during June 2006.   Meetings were held with shareholders, brokers and fund managers.

Related Party Transactions – During the second quarter, two directors of the Company exercised stock options for the purchase of 150,000 shares at a price of $0.20 per share for proceeds of $30,000.  A third director exercised stock options for the purchase of 100,000 shares at a price of $0.40 per share for proceeds of $40,000.   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $9,366 for legal services during the second quarter.

Form 20F Annual Report Filed With the U.S. SEC – During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Corporate Finance Consulting Agreement –The second-of-four $25,000 quarterly payments due under the 12-month corporate finance consulting agreement with European consultants, Spartacus Ltd., was paid on June 22, 2006.

Options Granted - On May 2, 2006 SAMEX granted options on an aggregate of 1,850,000 shares at a price of $0.85 per share consisting of 350,000 shares granted to employees and consultants of the Company and 1,500,000 shares granted to directors/officers of the Company.  The options have a ten-year term expiring May 2, 2016.  A stock-based compensation expense of $1,094,575 was recorded in the statement of operations in relation to the grant of the options.

Stock Options Exercised – During the second quarter, two directors of the Company exercised stock options for the purchase of 150,000 shares at a price of $0.20 per share for proceeds of $30,000.  A third director exercised stock options for the purchase of 100,000 shares at a price of $0.40 per share for proceeds of $40,000.

Warrants Exercised – During the second quarter, warrants were exercised by a director of the Company for the purchase of 50,000 shares at $0.40 per share for total proceeds of $20,000.

SECURITIES ISSUED DURING THE SECOND QUARTER ENDED JUNE 30, 2006

Outstanding shares at March 31, 2006 - 70,343,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
May 4/06	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
May 16/06	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A
May 18/06	Common Shares	Exercise of Warrant	50,000	$0.40	$20,000	Cash	N/A
Jun 5/06	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A

Outstanding shares at June 30, 2006 – 70,643,165

THIRD QUARTER 2006 - FOR THE PERIOD ENDED SEPTEMBER 30, 2006

During the third quarter, the Company’s activities were mainly focused on the INCA copper/gold/silver/moly project in Chile.  Construction and equipping of the camp and exploration office was completed as well as extensive topographic ground surveys and mapping    A contract to produced orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the property was also completed.  The ortho-photos and topographic maps will be utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.

In addition, SAMEX has been seeking old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  During this long period, the small mines were held by an assortment of Chilean owners of varying means and abilities.  Past activities were mostly focused over oxide copper mines in the area, using shallow churn drill holes to delineate additional oxide copper ore and some core holes were drilled to look at deeper parts of the mineralized areas.  So far, SAMEX has been able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  Included with the old reports were portions of two IP geophysical studies, which were conducted over a part of the INCA project area in 1991 and 1992.  These investigations outlined a very large and strong IP anomaly, 1200 meters by 400 meters in size, with several peripheral smaller anomalies.  SAMEX is currently seeking bids from geophysical contractors to carry out an IP geophysical program to confirm the parameters of these anomalies.

With this newly acquired information, first hand accounts from old miners, and current field studies, SAMEX has been able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.  The Company’s objective is to explore beneath the oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  In places, secondary enriched ore may also turn out to be present capping the primary sulfide mineralization.  As previously reported (see News Release No. 6-06), a quality suite of large highly prospective exploration targets have been identified and current work may expand or refine the targets as efforts progress.  Detailed drill plans are being designed for each individual target area, focusing on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.  There has been insufficient exploration to define a mineral resource, and it is uncertain that further exploration will result in the targets being delineated as having mineral resources.  For more details concerning the property, please see the “INCA Project” in the “Mineral Property Summaries” section later in this report.

The INCA project is situated within a well-mineralized mining district and warrants aggressive exploration.  In light of the property’s mining history and SAMEX work to-date, the Company believes that, with the commitment of sufficient resources, the project has the potential to proceed very quickly through exploration.  With this in mind, SAMEX is presenting the project to senior mining groups who have expressed interest in the INCA project.

Corporate Finance Consulting Agreement –The third-of-four $25,000 quarterly payments due under the 12-month corporate finance consulting agreement with European consultants, Spartacus Ltd., was paid on September 26, 2006.

Warrants Exercised – During the third quarter, warrants were exercised for the purchase of 354,500 shares for proceeds of $200,800 as follows: 204,500 shares at $0.40 per share (147,500 by directors of the Company), 100,000 shares at $0.80 per share, and 50,000 shares at $0.78 per share.

SECURITIES ISSUED DURING THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

Outstanding shares at June 30, 2006 – 70,643,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jul 12/06	Common Shares	Exercise of Warrants	45,000	$0.40	$18,000	Cash	N/A
Jul 28/06	Common Shares	Exercise of Warrant	100,000	$0.80	$80,000	Cash	N/A
Aug 1/06	Common Shares	Exercise of Warrant	92,500	$0.40	$37,000	Cash	N/A
Aug 21/06	Common Shares	Exercise of Warrant	12,000	$0.40	$4,800	Cash	N/A
Sep 7/06	Common Shares	Exercise of Warrant	50,000	$0.78	$39,000	Cash	N/A
Sep 8/06	Common Shares	Exercise of Warrant	55,000	$0.40	$22,000	cash	N/A

Outstanding shares at September 30, 2006 – 70,997,665

Investor Relations – During the third quarter, meetings were held with shareholders, brokers and fund managers.

Related Party Transactions –   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $6,642 for legal services during the third quarter.

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Stock Options - At September 30, 2006, options were outstanding to acquire 6,575,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	Sept. 12, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	100,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	Sept. 12, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Peter Dahl	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	75,000 100,000 350,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Robert Kell	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	200,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Larry McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	200,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016

Allen Leschert	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	100,000 50,000 100,000 350,000 150,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Patricio Kyllmann	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	50,000 100,000 100,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Brenda McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	100,000 40,000 40,000 175,000 150,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Philip Southam	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004 April 20, 2005 May 2, 2006	30,000 55,000 50,000 30,000 70,000	$0.63 $1.00 $1.10 $0.40 $0.85	Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009 April 20, 2015 May 2, 2016
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003 Aug 6, 2004 May 2, 2006	50,000 50,000 50,000 50,000	$0.20 $0.40 $1.10 $0.85	Nov. 12, 2007 Aug. 13, 2008 Aug. 6, 2009 May 2, 2016
Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Manuel Avalos	Feb 3, 2004 Aug 6, 2004 May 2, 2006	50,000 50,000 100,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jean Nicholl	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Edgar Zapata	May 2, 2006	30,000	$0.85	May 2, 2016
Raul Castaneta	May 2, 2006	30,000	$0.85	May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016

SUBSEQUENT TO THE THIRD QUARTER

Option To Purchase Completed On Portion Of Los Zorros Property – On October 27, 2006, SAMEX completed the final option payment to acquire 100% interest in mineral concessions covering a small portion (209 hectares) of the Los Zorros property (approximately 7,895 hectares) in Chile.  The payment of US$100,000 was made to exercise an option pursuant to the Unilateral Purchase Option Contract dated November 6, 2003, between SAMEX subsidiary, Minera Samex Chile S.A., and Compañia Minera y Comercial Sali Hochschild S.A.  Under the option, SAMEX acquired the concessions for a total of US$230,000 by making options payments of US$30,000 upon signing the Option Agreement; US$50,000 by October 31, 2004; US$50,000 by October 31, 2005; and US$100,000 by October 31, 2006.  The optioned concessions are subject to a Net Smelter Return Royalty of up to 2%.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by March 1st of 2008, 2009, 20010, 20011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

The over-all Los Zorros property covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The property is geologically well-situated within the mining belt that contains the copper-gold ore bodies of the Punta del Cobre District, the large Candelaria copper mine, and the large, mined-out Chanarcillo silver deposit.  To facilitate the systematic evaluation of the numerous precious metal and base metal targets on the Company’s extensive land holdings, the property was divided into seven “Exploration Areas” (I through VII) which are in various stages of exploration.  For details concerning the individual Exploration Areas, please see the “Los Zorros Property” in the “Mineral Property Summaries” section later in this report.

Stock Options Exercised – Subsequent to the third quarter, stock options were exercised for the purchase of 300,000 shares for proceeds of $80,000 as follows: 100,000 shares at $0.40 per share by a director of the Company; 200,000 shares at $0.20 per share by a director and an officer of the Company.

Warrants Exercised – Subsequent to the third quarter, warrants were exercised for the purchase of 737,500 shares at a price of $0.80 for proceeds of $590,000.

SECURITIES ISSUED SUBSEQUENT TO THE THIRD QUARTER

Outstanding shares at September 30, 2006 – 70,997,665

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Oct 10/06	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A
Oct 30/06	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Nov 2/06	Common Shares	Exercise of Warrant	10,000	$0.80	$8,000	Cash	N/A
Nov 6/06	Common Shares	Exercise of Warrant	700,000	$0.80	$560,000	Cash	N/A
Nov 6/06	Common Shares	Exercise of Warrant	10,000	$0.80	$8,000	Cash	N/A
Nov 7/06	Common Shares	Exercise of Warrant	7,500	$0.80	$6,000	Cash	N/A
Nov 7/0	Common Shares	Exercise of Warrant	10,000	$0.80	$8,000	Cash	N/A
Nov9/06	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Nov 9/06	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A

Outstanding shares at November 10, 2006 – 72,035,165

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our third quarter operating results explains material changes in our consolidated results of operations for the nine months ended September 30, 2006.  The discussion should be read in conjunction with the consolidated financial statements to September 30, 2006 and the related notes included in this report.  NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006 HAVE NOT BEEN REVIEWED BY OUR AUDITOR.  During 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.  As a result, the financial statements for the third quarter of fiscal 2006 cover the nine months ended September 30, 2006 as compared to the third quarter of 2005 which covered the nine months ended August 31, 2005.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

Our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

The cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations; and

d)

our ability to identify and exploit commercial deposits of mineralization;

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

The competitive demand for quality mineral exploration properties;

b)

Political and regulatory climate in countries where properties of interest are located;

c)

Regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities;

e)

the cost of acquiring and maintaining our mineral properties;

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold, silver,copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Over the past year, the prices of precious metals and base metals have experienced increases, but remain volatile, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See note titled “Forward Looking Statements” at the end of this report.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 7(d) to our consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information	For 13 Months Ended December 31, 2005	November 30, 2004	November 30, 2003

Revenue	$ -	$ -	$ -
Net loss from operations	(1,539,887)	(1,803,635)	(1,013,414)
Net loss for the year/period	(1,546,357)	(1,833,879)	(1,028,014)
Net loss per share	(0.02)	(0.03)	(0.02)
Total assets	5,751,166	6,181,545	5,394,055
Long-term liabilities	-	-	-

	Quarter Ending
Quarterly Results	Sep 30, 2006	Jun 30, 2006	March 31, 2006	4 months to Dec 31, 2005	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 30, 2004
Revenue $	-	-	-	-	-	-	-	-
Net loss $	(253,806)	(1,431,000)	(295,483)	(202,614)	(184,966)	(1,005,279)	(153,498)	(808,752)
Net loss/share	($0.01)	($0.02)	($0.01)	($0.00)	($0.00)	($0.01)	($0.01)	($0.01)

The larger net losses are mainly due to “Stock-Based Compensation” expenses related to stock options granted during those quarters.  For example, a stock-based compensation expense of $1,094,575 was included in the second quarter of fiscal 2006 (to June 30, 2006) in relation to the grant of 1,850,000 options on shares at a price of $0.85 per share; a stock-based expense of $830,742 was included in the second quarter of fiscal 2005 (to May 31, 2005) in relation to the grant of 2,255,000 options during that quarter.

Operating Results

During the first quarter of 2006 we were principally involved in continuing exploration program on our Los Zorros property in Chile; the evaluation and acquisition of our new INCA project in Chile; financing activities; and preparation of visual materials, maps, photos, cross-sections and drill sections for the Company’s display booth at the Vancouver gold and resource conference and for meetings held in Europe and Toronto.  Annual patent payments were made on our mineral properties.

During the second quarter, we constructed our new field camp and office facilities at the INCA project and we executed two additional option agreements for the acquisition of mineral concessions at the INCA project in Chile and.  We completed our Annual Report and Audited Financial Statements for fiscal 2005 and held the Company’s Annual General Meeting.  We also completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission.

During the third quarter, we completed the construction and equipping of the camp and exploration office at the INCA project in Chile.  In addition, extensive maps were compiled from ground surveying of topographic, geologic and mining features.  A contract was also completed to produce orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are being utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.   We were also seeking and evaluating old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  So far, we have been able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this newly acquired information, first hand accounts from old miners, and current field studies, we have been able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.  The Company’s objective is to explore beneath the oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  Detailed drill plans are being designed for each individual target area, focusing on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.

A total of $279,008 was expended on mineral interests and exploration costs during the third quarter ended September 30, 2006 as compared to $349,669 for the third quarter ended August 31, 2005.  Our mineral interest assets in the consolidated balance sheets increased to $6,535,737 at September 30, 2006 compared to $4,828,791 at August 31, 2005.

The amount of cash on hand at September 30, 2006 was $1,115,499 compared to $911,822 at August 31, 2005.  At September 30, 2006, we were debt-free apart from accounts payable of $28,605 compared to accounts payable of $16,361 at August 31, 2005.

The following comments are related to certain categories in the consolidated financial statements for the nine months ending September 30, 2006:

Consolidated Balance Sheet

“Other Current Assets” - includes $36,187 which reflects the booked value of 2,026.027 grams of gold the Company held at September 30, 2006.

“Accounts Payable” – consists of general trade payables.

Consolidated Statements of Operations and Deficit

“Accounting & Audit” – increase in costs during 2006 compared to 2005 is due in-part to increased accounting fees; increased audit requirements/cost for the audit of financial statements filed with the US Securities and Exchange Commission, and to costs for the preparation/filing of controlled foreign affiliate tax information documents for multiple years related to our foreign subsidiaries.  The negative amount, ($4,277) at August 31, 2005, relates to the recoverable G.S.T. tax portion of audit invoices.

“Consulting” – includes the third-of-four $25,000 quarterly payments due under the 12-month corporate finance consulting agreement described in the first quarter management discussion.

“Mineral Interests Administration And Investigation Costs” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties, and generative exploration or investigating and evaluating mineral properties not acquired by the Company.  Increases in this category over 2005, are due mainly to increased generative exploration and investigation/evaluation of mineral properties, and increased activity related to general and administrative functions at our Bolivian and Chilean operations.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.

“Salaries and Benefits” – increases over 2005 are partly due to salary increases recommended by the Compensation Committee and implemented in May 2006.

“Stock-based Compensation” – See financial note 7 (d).  During the second quarter ended June 30, 2006, a stock-based compensation expense of $1,094,575 was recorded in relation to the grant of options on 1,850,000 shares at a price of $0.85 per share.

“Travel and Promotion” – The increase during fiscal 2006 is related to the Company’s exhibiting in the Vancouver gold and resource conference during the first and second quarter and costs related to travel/introductions/meetings  with shareholders, brokers and fund managers in London, Paris, Geneva, Zurich, Amsterdam and Toronto.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the third quarter ended September 30, 2006.  We realized a net loss of $1,980,289 for the nine months ended September 30, 2006 or $0.03 per share compared to a net loss of $1,343,743 for the nine months ended August 31, 2005 or $0.02 per share (the size of the net losses for both these periods is due in-part to stock-based compensation expenses of $1,094,575 related to stock options granted during the second quarter of 2006 and stock-based compensation expenses of $830,742 related to stock options granted during the second quarter of 2005).   Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver, copper and other metals and to aggressively explore our current properties, particularly the Los Zorros, Inca, and Eskapa properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources are sufficient to fund our general operations as currently anticipated for the next year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2003 and 2004, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for precious metal exploration.  For example, during fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During fiscal 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options.  During the first quarter of fiscal 2005, proceeds of $30,300 were raised from the exercise of warrants for the purchase of 100,750 shares.  During the third quarter ended August 31, 2005, warrants were exercised for the purchase of 1,000,000 shares at a price of $0.30 per share which raised total proceeds of $300,000.  During the first quarter ended March 31, 2006, we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit.  Also during the first quarter, additional proceeds of $70,000 were raised from the exercise of warrants and options.  During the second quarter of 2006, proceeds of $90,000 were raised through the exercise of warrants and options.  During the third quarter, warrants were exercised for proceeds of $200,800.

Use Of Proceeds For Fiscal 2003, 2004, 2005 and 2006 - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $2,136,270 for the year ending November 30, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date). The disclosed use of proceeds of $2,340,000 for expenditures/exploration on our mineral properties during fiscal 2003 and 2004 was more than fulfilled as actual expenditures/exploration on our mineral properties was $648,633 during 2003 and $2,136,270 during 2004, for a total of $2,784,903.  In addition, during fiscal 2005, cumulative expenditures on mineral properties totaled $1,491,548 to December 31, 2005.  In fiscal 2006, during the first quarter ended March 31, 2006 we completed a private placement and in regulatory filings disclosed that the intended use of the $$2,604,000 proceeds would be $1,600,000 for expenditures/exploration on our mineral properties and $1,004,000 for general working capital.  A major portion of that intended use of proceeds has been fulfilled during the first, second and third quarters of 2006 as expenditures/exploration on our mineral properties was $1,023,040 for the first quarter, $220,559 for the second quarter and $279,008 for the third quarter, for a total of $1,522,607 at September 30, 2006.

Anticipated Capital Requirements - We anticipate that we will be able to fund our ongoing general operations over the next year from funds on hand.  In relation to our proposed exploration programs, management will work to secure an additional 5+ million dollars in equity financings to fund continued exploration on the Los Zorros property, Inca property, Eskapa property and possibly other SAMEX prospects.   While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the option obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at September 30, 2006 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Hochschild Option (1) Option Payments Advance Royalty(italics)	US$100,000 (paid Oct 27/06)	US$100,000	US$200,000	US$200,000	US$100,000
San Estaban Option (2) Option Payments	US$50,000	US$50,000
Porvenir Option (3) Option Payments	US$1,391,323	US$191,323	US$1,200,000
Araya Option (4) Option Payments	US$250,000	US$50,000	US$200,000
Rojas Option (5) Option Payments	US$275,000	US$50,000	US$225,000

Spartacus Corporate Finance Consulting Agreement	CDN$25,000	CDN$25,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$2,066,323 CDN$25,000	US$441,323 CDN$25,000	US$1,625,000 Advance Royalty US$200,000	Advance Royalty US$200,000	Advance Royalty US$100,000

(1) These are option payments pursuant to an option to purchase mineral property forming a 209-hectare portion of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A..  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments (which would be recoverable from future royalty payments) would be required if the property was not in production by December 31, 2007 (see “Mineral Property Summaries” – “Los Zorros Property” for details).

(2) These are option payments pursuant to an option to purchase mineral property forming a 95-hectare portion of our Los Zorros Property under the Unilateral Purchase Option Contract dated June 29, 2005, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “Los Zorros Property” for details)

(3) These are option payments pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(4) These are option payments pursuant to an option to purchase mineral property forming a 45-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(5) These are option payments pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - Market interest in mineral exploration companies has improved significantly over the past year as a result of an increase in precious metal and base metal prices.  We anticipate that the price of gold, silver, copper and other metals will remain strong and possibly increase over the next year which should enable us to secure additional equity financing.  We anticipate that a continuing strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Disclosure Controls and Procedures - T he Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005 and concluded that as of such date, the Company’s disclosure controls and procedure s were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Employees, Salaries, Payment to Related Party  – During the third quarter of fiscal 2006, we had 21 employees, the majority of which were involved in the exploration activity on our properties in Chile.  By comparison, we had from 19 to 21 employees during the third quarter of 2005.  Salaries, for employees who are also directors or officers of the Company, totaled $107,670 in the third quarter ended September 30, 2006, as compared to $100,169 for the third quarter of 2005 (the Compensation Committee recommended 10% salary increases which were implemented in May 2006).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $6,642 for legal services during the third quarter.

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and director, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

MINERAL PROPERTY SUMMARIES

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world’s largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

In 1999, we granted International Chalice Resources Inc. (“Chalice”) an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  We continue to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,259,197 at December 31, 2005.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003[paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We plan to resume work on the Eskapa precious metal prospect during 2006.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US$2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS – Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration programs are planned on these gold prospects until additional concessions are acquired.

TRES PUNTAS/CHIMBERO PROSPECTS – Silver Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 824 hectares of mineral concessions covering silver prospects by purchasing concessions at a government auction and by staking.  No exploration programs are planned on these silver prospects until additional concessions are acquired.

INCA PROJECT

SAMEX secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06, 5-06 and 6-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows:

Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years as follows:

i)

initial payment (including US$208,677 for patentes) of US$608,677 (paid March 2006);

ii)

US$191,323 on March 31, 2007;

iii)

US$200,000 on March 31, 2008; and

iv)

US$1,000,000 on March 31, 2009.

The concessions are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.

Under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$50,000 initial payment (paid April 4, 2006);

ii)

US$50,000 on March 31, 2007);

iii)

US$100,000 on March 31, 2008); and

iv)

US$100,000 on March 31, 2009.

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$25,000 initial payment (paid May 25, 2006);

ii)

US$50,000 on April 30, 2007;

iii)

US$75,000 on April 30, 2008; and

iv)

US$150,000 on April 30, 2009.

There is no royalty payable on these concessions.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.    Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.   In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare ( example March 2006 M.T.U. was 31,444 x 1/10th = 3,144.4 Chilean Pesos per hectare which at the average exchange rate for March 2006, would equate to approximately US$5.95 per hectare).   In the case of an exploration concession the annual patent fee is calculated as one - fiftieth (1/50th) of the Monthly Tax Unit per hectare ( example March 2006  M.T.U. was 31,444 x 1/50th = 628.88 Chilean Pesos per hectare which at the average exchange rate for March 2006, would equate to approximately US$1.19 per hectare for exploitation concessions).

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Of interest, Chilean copper company, CODELCO continues to pursue drill exploration of their important recent porphyry copper discovery on their property adjacent to the INCA project.

The INCA project area has been the center of small mining activity (Cachiyuyo de Oro District) primarily for production of oxide-copper, and more recently, secondary enriched copper sulfide ores.  Most of the production has been from localized open cut workings, and in several places - shafts, positioned on tourmaline breccia, altered brecciated intrusive rock, and sheeted vein zones.  These mineralized occurrences are the typical high-level expression to deeper seated, source porphyry copper intrusions of likely much larger size with great upside exploration potential.  Very little exploration work (especially drilling) has been carried out around the small mines.  Only one limited part of the INCA project area at the Lower Manto Cuba mine has been drilled during an Empresa Nacional Minera (“ENAMI” a Chilean government company) program in 1971 with important implications for exploration.  The holes not only demonstrate the position, thickness, and grade characteristics of oxide and enriched secondary sulfide ores, but reveal the presence, at depth just below and around these zones, of altered porphyry-hosted, primary (hypogene) copper-sulfide mineralization. Small miners, without capital for exploration or infrastructure (water and power) or to build a mill and plant to process secondary or primary copper sulfide ore, could only focus on mining areas of readily accessible oxide-copper ore feed for the near-by Chatal Leach Plant.  With this plant long closed, oxide ores which are hand-sorted for direct-shipping grade (>2.5% copper) oxide and some enriched ores are currently trucked several times a month in small quantities to the ENAMI heap-leach plant and smelter complex at Paipote, near Copiapo, Chile.

At the INCA Project, SAMEX has identified five important targets of copper mineralization with significant credits of molybdenum, and also locally for gold and silver.  These targets include: Upper Manto de Cuba, Lower Manto Cuba, San Pablo, Delirio, and Tucumata.  Other less-well defined smaller targets to be further evaluated have also been found to be present on the acquired property position and include: Jardinera, Concepcion, San Antonio, Puntilla, and Dos Amigos.  The area containing these targets is the typical size for centers of porphyry copper systems of the early to mid Tertiary igneous belt of the northern part of Chile (Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, Radomiro Tomic, Escondida, El Salvador).  The Inca Project is positioned at the south end of this geologic belt and within a well-defined structural corridor of numerous centers of mineralization including the large El Salvador (Codelco) porphyry copper deposit (970 million metric tons – 0.68% copper, 0.022% molybdenum, 0.10 g/mt gold), the Inca de Oro gold-copper vein swarm, the Tres Puntas and Chimbero silver mining district, and the previously mentioned Codelco discovery of porphyry-hosted copper-gold mineralization.  The geochemical makeup of ore and mineralization in the INCA area is illustrated in the following table of samples recently taken by SAMEX from ore stockpiles and dumps of the small active mines on the property.  These results are similar to those from earlier SAMEX reconnaissance sampling.  Note the potassium (K) enrichment and depletion of calcium (Ca) and sodium (Na) which reflects the altered porphyry host for the mineralized samples.

SAMPLE No.	Total Cu %	Soluble Cu %	Au ppm	Ag ppm	Mo ppm	S %	Ca %	K %	Na %
T-1	6.18	5.510	1.010	11.3	117	0.02	0.35	5.91	0.52
T-2	4.08	3.740	1.275	20.3	18	0.06	0.23	3.78	1.32
D-1	7.98	6.910	1.600	25.2	326	<0.01	0.55	6.61	0.42
MCS-1	11.85	11.450	0.051	24.8	13	0.03	0.09	0.32	0.32
MCS-2	7.64	6.800	0.042	2.1	102	0.01	0.05	2.58	0.07
MCS-3	38.10	18.600	0.745	17.6	48	4.07	0.02	0.79	0.30
MCI-1	1.01	0.082	0.035	2.6	46	2.17	0.22	3.96	0.04
MCI-2	0.08	0.039	0.008	<0.5	2150	1.04	0.09	3.71	0.07
MCI-3	1.90	0.010	0.071	3.1	20	3.82	0.18	3.88	0.03
MCI-4	5.70	0.629	0.031	2.3	54	3.46	0.03	4.36	0.05
SPB-1	1.72	0.534	0.601	14.3	20	1.80	1.48	2.49	0.12
SPB-2	1.92	1.715	0.013	1.0	7	0.04	0.06	1.99	0.15
SPB-3	8.03	7.000	0.041	17.8	21	0.08	0.04	0.91	0.10
SA-1	10.10	1.080	0.299	9.0	21	1.80	0.10	3.82	0.08
SA-2	3.31	2.560	0.210	2.6	10	0.15	0.11	4.29	0.06
C-1	0.25	0.013	0.168	1.5	5	3.47	0.41	2.83	0.05
C-2	0.80	0.029	0.041	4.2	8	3.64	0.30	3.57	0.05
C-3	2.63	0.005	0.311	8.1	9	2.84	0.17	3.84	0.07
C-4	0.16	0.008	0.024	0.8	3	3.70	0.32	3.31	0.05
C-5	5.19	0.012	0.482	24.9	10	4.64	0.25	3.51	0.07
C-6	0.03	0.012	0.006	<0.5	9	0.06	3.00	2.78	2.90
J-1	27.60	13.000	0.599	55.0	>10000	>10.0	0.08	3.73	0.12
J-2	10.70	6.670	2.930	27.7	7570	2.00	0.08	4.53	0.11
J-3	7.15	2.450	1.040	20.1	476	1.58	0.06	4.08	0.13
J-4	0.07	0.041	0.015	0.6	32	0.01	3.77	2.10	2.77

Typical Whole Rock Content
2.8 – 3.0	2.2 – 2.5	2.4 – 2.5

Initial field review of all the targets at the INCA Project by SAMEX, which outlined the extent of small mine workings, speculatively suggests that historic production may have cumulatively reached to approximately 2.5 million metric tons of oxide-copper ore and less than 1.5 million metric tons of enriched secondary copper-sulfide ore.  Although oxide ore may be exhausted at several mines (Lower Manto Cuba, San Pablo), important resources may remain especially at three mine areas (Delirio, Tucumata, and Jardinera).  Enriched secondary copper-sulfide ores may have been largely mined out at Lower Manto Cuba; but have just been reached by small miners at deeper levels at San Pablo and Jardinera and remain intact (untouched) at Upper Manto Cuba, Delirio and Tucumata).  Based on surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property, SAMEX conservatively estimates a possible target cumulative potential of 5.2 to 8.0 million metric tons of oxide-copper ore (0.75% to 1.5% soluble copper, average grade), and 15.6 to 20.0 million metric tons of enriched secondary copper sulfide ore (2.5% to 4.5% total copper, average grade) to be present at shallow depths at the various target sites.  At Delirio, Tucumata and Jardinera, a significant gold credit of 1.00 to 2.93 grams/metric ton may also be present with both the oxide and enriched copper ores.  Ranges of grade were determined from sampling of ore stockpiles at currently active small mines (San Pablo, San Antonio, Upper Manto Cuba, and Jardinera) and dumps of inactive mines (Lower Manto Cuba, Concepcion, Delerio, and Tucamana).  Thicknesses typical for the oxide and enriched ores is estimated based on exposed workings and importantly from drill information from the 1971 ENAMI drill program.  The drilling suggests that primary mineralization has an unknown depth extent in excess of 100 meters.  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Of importance, at two mine areas (Lower Manto Cuba and Concepcion), deeper workings have encountered primary copper sulfide ore hosted by altered porphyritic intrusive rock which has been stockpiled or discarded on dumps.  This material, which was sampled by SAMEX during initial reconnaissance sampling, contains 0.41% to >2.0% copper, locally with credits in molybdenum (0.05% to 0.08%), and gold (0.3 grams/metric ton at Concepcion).  There has never been a plant to process primary sulfide ore and produce concentrate on, or near, the property.  So, although encountered in places by deeper mine workings, this material was historically, and to this day, ignored by the small miners.  Some 35 years ago, a single core drill hole, which was included as part of a 1971 ENAMI churn drilling program at Lower Manto Cuba, encountered the top of the primary copper sulfide zone at a depth of approximately 84 meters and is open-ended to the bottom of the hole (140 meters depth).  Grades range from 0.20% to 2.65% total copper over the one meter sample widths; most samples contain >0.50% copper; and the average grade is 0.83% total copper (although SAMEX has not verified the grades in this drill hole, these grades are consistent with grades reported above from SAMEX sampling of primary copper sulfide ore hosted by altered porphyritic intrusive rock discarded on dumps or stockpiles).  Some of the near-by, shallow, churn drill holes from the same program also encountered primary copper sulfide mineralization at depths as shallow as 48 meters with average grades of 0.8% to just over 1.0% total copper.  Assuming that, with depth, the primary copper sulfide mineralization does not expand outward much beyond the surface widths, a cumulative target is conservatively estimated at from 120 to 180 million metric tons with an average grade ranging between >0.65% to 1.0% total copper as a discovery objective for exploring the target areas.  Should the primary copper sulfide mineralization expand outward at depth the target potential would be dramatically increased.  The estimate of this target size and grade is based upon grades and widths from the ENAMI drilling, from results of SAMEX sampling of primary copper sulfide mineralization from mine ore stockpiles and dumps, and from surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property.   The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

During the third quarter of 2006 we completed the construction and equipping of a camp and exploration office at the INCA project.  In addition extensive maps were compiled from ground surveying of topographic, geologic and mining features.  A contract was also completed to produce orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are being utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.   We were also seeking and evaluating old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this newly acquired information, first hand accounts from old miners, and current field studies, we have been able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.

Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays, and possible ground geophysical surveys to trace zones beneath covered pampa.  The major objective of the drilling program will be to discover cumulatively very large tonnages of primary copper sulfide ore beneath the various mineralized zones.  Much of this drilling will also be testing for shallower, higher grade oxide and enriched secondary copper sulfide ores which might be amenable to more-rapid mine development and provide near-term modest production.  The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have more than 7,800 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of high-grade gold deposits and bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.   Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International, conducted the drilling using two drill rigs. The exploration work during 2004 was focused in Exploration Areas I, II, and III which are only a portion of the seven target/project areas that we have identified to-date.

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover more than 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries/histories of each of the Exploration Areas identified thus far:

EXPLORATION AREA I – Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117

including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  For additional details on Exploration Area I please see News Releases No. 1-04, 2-04 and 8-04 in the News Release section of the SAMEX website at www.samex.com.

EXPLORATION AREA II – Exploration Area II is comprised of an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Information from that program about Targets A, B, C and D and tables of geochemical analytical results can be reviewed in News Release No. 1-05 in the News Release section of the SAMEX website at www.samex.com.  Further work during 2005 provided a better understanding of these targets as reported in the following News Release No. 14-05 dated December 16, 2005 - Update On Gold Targets - Exploration Area II:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in News Release No. 1-05 dated January 21, 2005 (see the News Release section of the SAMEX website at www.samex.com).  Three of these targets (see Figure 1), Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) (see Figure 2) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05).  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) (see Figure 3) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03 (previously reported in News Release No. 1-05).  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine (Target A), exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).  One to two core drill holes are proposed to test this target during Phase II.

Target D (La Florida) (see Figure 4) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05).  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.  To view Figures 1, 2, 3 & 4 referred to in the above news release, go to www.samex.com and select News Release No. 14-05: Figure 1 – Exploration Area II, Figure 2 – Target A - Milagro Mine Section, Figure 3 – Target C – Milagro Pampa Section, Figure 4 – Target D – La Florida Section

EXPLORATION AREA III - Exploration Area III is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching (see grades and widths of veins and anomalous gold zones in News Release No. 3-04 dated June 11, 2004 and No. 2-05 dated April 5, 2005 in the News Release section of the SAMEX website at www.samex.com). The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Information from that program about Targets A, B, C, D and E can be reviewed in News Release No. 2-05 in the News Release section of the SAMEX website at www.samex.com.   Further work during 2005 provided a better understanding of the targets in Exploration Area III as reported in the following News Releases No. 8-05 and No. 9-05 dated September 9 & 14, 2005 - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target could be present.  The potential target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.  To view Figures A, B, C, D, and E referred to in the above news release, go to the SAMEX website at www.samex.com and select News Release No. 8-05: Figure A – Generalized Target Map, Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10, Figure C – Surface Sampling - Gold Results, Figure D – Surface Sampling – Copper Results, Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area III - SAMEX commenced trenching and sampling in early October 2005 within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005 (see News Release section of the SAMEX website at www.samex.com).  The purpose of this exploration work was to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III.   These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  (This trenching program in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.)

EXPLORATION AREAS IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling.

EXPLORATION AREA IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.  On June 24, 2005, we entered into an option agreement to purchase an additional 95 hectares of mineral concessions situated adjacent to Exploration Area IV (See “Unilateral Purchase Option Contract dated June 24, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A.” detailed below).

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area IV - Detailed geologic mapping was  conducted in Exploration Area IV including on the 95 hectares of additional concessions acquired under an option to purchase agreement signed in June 2005 (see news release No. 6-05 in the News Release section of the SAMEX website at www.samex.com).  The mapping in Exploration Area IV was followed by bulldozer trenching totaling 3,009 meters in 14 trenches with 1,020 samples taken in the trenches for assaying and an additional 82 samples taken from old pits and vein workings.   Results have been incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

EXPLORATION AREA V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

EXPLORATION AREA VI – Initial geologic mapping defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (see tables of geochemical results for 59 samples and 21 samples in News Release No. 4-04 in the News Release section of the SAMEX website at www.samex.com).

EXPLORATION AREA VII – An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-

silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

In summary, the Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.

The Phase II drilling program being planned for Los Zorros is expected to entail approximately 5,000 meters of core drilling at an estimated cost of CDN $1,500,000.  Funding for this program will be sought through private placement financings, and drilling will begin once remaining targets are fully defined/prepared and funding is in place.

We hold an interest in approximately 7,895 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and the balance cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (approximately 4,662 hectares), by purchase at government auction (approximately 1,500 hectares), by a purchase agreement (1,429 hectares), and by two purchase option contracts (209 hectares and 95 hectares).  Details of the purchase agreement and the two purchase option contracts are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares in the Los Zoros district.  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (paid).

ii)

US$50,000 by October 31, 2004 (paid);

iii)

US$50,000 by October 31, 2005; (paid);

iv)

US$100,000 by October 31, 2006 (paid October 27, 2006).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by March 1st of 2008, 2009, 20010, 20011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  Under the option, SAMEX can acquire concessions covering approximately 95 hectares in the Los Zorros district by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (paid);

ii)

US$25,000 by December 20, 2005 (paid);

iii)

US$50,000 by March 20, 2006 (paid); and

iv)

US$50,000 by December 20, 2006.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.  Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.    Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (example March 2006 M.T.U. was 31,444 x 1/10th = 3,144.4 Chilean Pesos per hectare which at the average exchange rate for March 2006, would equate to approximately US$5.95 per hectare).   In the case of an exploration concession the annual patent fee is calculated as one - fiftieth (1/50th) of the Monthly Tax Unit per hectare ( example March 2006  M.T.U. was 31,444 x 1/50th = 628.88 Chilean Pesos per hectare which at the average exchange rate for March 2006, would equate to approximately US$1.19 per hectare for exploitation concessions).

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. intends to suspend any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action. While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

Provided the issue with Comibol is resolved and we are able to re-negotiate our obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking a buyer or a joint venture to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within “Bolivian-style” polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world’s largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.   The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel’s dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.   The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

AREA OF INTEREST AGREEMENT FOR SILVER EXPLORATION IN CHILE

In addition to the Mineral Properties summarized above, during 2005, we entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  In addition to our ongoing exploration at the Los Zorros property, we have been conducting discreet regional exploration for the past five years and have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement (dated November 7, 2005) will enable SAMEX to utilize and advance these assets more effectively.  We are pleased with the opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX will help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration (SAMEX has fulfilled this condition for the first year of the agreement).  In return, SilverCrest will pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years (SilverCrest made the first payment of US$37,500 on December 5, 2005).   SilverCrest will have the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest will have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX will also have a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point.  At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.  This agreement is seen as a constructive way to leverage each company’s individual exploration efforts through the synergy of blending expertise, human resources and finances.   N. Eric Fier, CPG, P.Eng and Chief Operating Officer of SilverCrest stated that, “We believe that Chile and the Area of Interest in particular, have been overlooked for the potential to host world class silver deposits. The agreement with Samex provides SilverCrest with the opportunity to greatly accelerate our corporate objectives in Chile. The Area of Interest has a history of significant silver production and is currently under intensive exploration for copper and gold. We believe that the region has the geological potential to host additional silver deposits.”

NEWS RELEASES

News Release No. 1-06 dated January 11, 2006

“INCA PROJECT” – NEW COPPER-GOLD OPPORTUNITY IN CHILE - SAMEX has signed letters of intent (“LOIs”) with property owners of concessions covering historically mined copper-gold deposits in the San Pedro de Cachiyuyo district, near Inca de Oro, Region III, Chile.  The LOIs give SAMEX exclusive rights, exercisable until February 28, 2006, to enter into binding option-to-purchase agreements, subject to financing, title due-diligence and further geologic evaluation.  SAMEX has also staked several concessions on open ground in the area and will refer to the overall property grouping as the INCA project.

The INCA project is adjacent to an apparent recent discovery of significant porphyry-hosted copper (-gold) sulfide mineralization found by Chilean copper miner CODELCO, through their concerted core drilling beneath covered pampa just southeast of the Inca de Oro village.  Immediately southwest of the village is a 15 km trend which hosts the famous Inca de Oro high-grade-gold mines dating back to the time of the Incas.  The INCA project is located 100 kilometers north of Copiapo, Chile and 5 kilometers east of the village of Inca de Oro.  The district is readily accessible by the paved highway connecting Copiapo and the El Salvador copper mine, and is well-located for bringing in infrastructure and developing a moderate to large mining operation.

The project area has historically been worked to shallow depths via small mines for high-grade oxide copper and enriched copper-sulfide ores with a gold and molybdenum credit, mostly from elongate breccia bodies and veined zones.  There are four principal northwest- and east-northeast-trending mineralized zones. These zones host localized tourmalinized breccia bodies where mining has been focused.  The district has been little explored by drilling.  SAMEX’s target objective is to explore beneath the mined areas for substantial deposits of enriched secondary copper-sulfide and primary copper sulfide ores with important gold and molybdenum credits hosted by porphyry copper intrusions beneath the area.  Also, important amounts of oxide-copper mineralization may still remain in several areas.

The INCA project is positioned in the belt of upper Cretaceous igneous intrusions (plutons and batholiths), volcanic rocks, and sedimentary rocks.  This belt hosts the world-class El Salvador porphyry copper deposit located 60 kilometers to the north. The INCA concessions and area of exploration interest covering the mineralized zones and small mines measures approximately 5 kilometers long by 3 kilometers wide.

If SAMEX elects to enter into and exercise its purchase options, funding of approximately CDN $4 million will be required over the next three years to cover property option payments and initial exploration expenditures on the project.  The Company will announce further particulars of the INCA project, including the terms of the formal option agreements, if it elects to proceed after satisfactory completion of due diligence and obtaining adequate financing.

The INCA project is without a proven resource at this time, and there is no assurance that commercial quantities of minerals will be discovered.  SAMEX believes this project offers significant potential, particularly considering its mining history and its proximity to the adjacent CODELCO discovery.  The project offers the potential for an early exploration success and, due to the existence of favorable local infrastructure, the prospect of rapid development of the property.  The INCA project strongly compliments the Company’s Chilean exploration activities including its ongoing Los Zorros project and its recently announced silver joint-exploration effort with SilverCrest Mines.

News Release No. 2-06 dated January 12, 2006

CORPORATE FINANCE CONSULTING AGREEMENT TO ASSIST EUROPEAN FINANCING EFFORTS - SAMEX (the “Company”) has signed a corporate finance consulting agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.

During the term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company will pay the Consultant a quarterly fee of $25,000 commencing after SAMEX completes one or more private placements with the assistance of the Consultant which have aggregate net proceeds of not less than $2,000,000.  The Agreement continues for a term of 12 months and may be terminated on 30 days notice prior to completion of the private placements.  The agreement is subject to regulatory acceptance.

News Release No. 3-06 dated January 16, 2006

PRIVATE PLACEMENT - SAMEX has arranged a private placement of 3,610,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.  Finders fees or other compensation may be payable with respect to a portion of the placement.  The private placement is subject to regulatory acceptance.

News Release No. 4-06 dated February 16, 2006

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 3,720,000 units at a price of $0.70 per unit (originally announced as 3,610,000 units in News Release No. 3-06 dated January 16, 2006).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.  The units (3,720,000 shares and 1,860,000 warrants) have been issued and are subject to a hold period until June 14, 2006.  The proceeds of the private placement will be used for expenditures on the Company’s mineral exploration properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.

News Release No. 5-06 dated March 1, 2006

ADDITIONAL ACQUISITION RIGHTS - INCA PROJECT, CHILE - SAMEX (the “Company”) has signed a third letter of intent giving the Company the exclusive right to enter into an option agreement to acquire additional concessions located within the INCA project area (see “Inca Project – New Copper-Gold Opportunity In Chile” announced in news release 1-06 dated January 11, 2006).  The parties have until the end of April to conduct appropriate due diligence and complete a formal option agreement.  SAMEX has also completed additional staking in the INCA project area.

Due diligence related to previously announced letters of intent (news release 1-06 dated January 11, 2006) is progressing well and parties have mutually agreed to extend the date for executing formal option agreements until the end of March.

The INCA project is located 60 kilometers south of and within the same geologic belt as the El Salvador porphyry copper deposit and adjacent to the recent and on-going CODELCO drilling focused on a new discovery of porphyry-hosted copper mineralization just to the west of the INCA project area.  The geologic setting and features of the INCA project area suggest the possible presence of a coherent, extensive, copper-gold-molybdenum porphyry system at moderate depths beneath the numerous, small, historic oxide-copper mines scattered throughout the project area.

SAMEX’s objective is to explore beneath the mined areas and along the altered/mineralized zones to discover substantial porphyry-hosted deposits of enriched secondary copper-sulfide (chalcocite/covellite) and primary copper sulfide ores (chalcopyrite-bornite) with important gold and molybdenum credits.  Further information concerning the option/acquisition terms and technical aspects of exploration targets of the INCA project will be announced upon execution of formal option agreements.

News Release No. 6-06 dated March 24, 2006

SAMEX SECURES STRATEGIC LAND POSITION AT INCA PROJECT, CHILE - SAMEX has secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06 and 5-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.  Under one agreement, concessions covering 2,138 hectares are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Under a second agreement, concessions covering 45 hectares are subject to a 1% Net Smelter Return Royalty on copper for period of 20 years but SAMEX has the option to buyout the Royalty at any time for US$500,000.

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Of interest, Chilean copper company, CODELCO continues to pursue drill exploration of their important recent porphyry copper discovery on their property adjacent to the INCA project.

The INCA project area has been the center of small mining activity (Cachiyuyo de Oro District) primarily for production of oxide-copper, and more recently, secondary enriched copper sulfide ores.  Most of the production has been from localized open cut workings, and in several places - shafts, positioned on tourmaline breccia, altered brecciated intrusive rock, and sheeted vein zones.  These mineralized occurrences are the typical high-level expression to deeper seated, source porphyry copper intrusions of likely much larger size with great upside exploration potential.  Very little exploration work (especially drilling) has been carried out around the small mines.  Only one limited part of the INCA project area at the Lower Manto Cuba mine has been drilled during an Empresa Nacional Minera (“ENAMI” a Chilean government company) program in 1971 with important implications for exploration.  The holes not only demonstrate the position, thickness, and grade characteristics of oxide and enriched secondary sulfide ores, but reveal the presence, at depth just below and around these zones, of altered porphyry-hosted, primary (hypogene) copper-sulfide mineralization. Small miners, without capital for exploration or infrastructure (water and power) or to build a mill and plant to process secondary or primary copper sulfide ore, could only focus on mining areas of readily accessible oxide-copper ore feed for the near-by Chatal Leach Plant.  With this plant long closed, oxide ores which are hand-sorted for direct-shipping grade (>2.5% copper) oxide and some enriched ores are currently trucked several times a month in small quantities to the ENAMI heap-leach plant and smelter complex at Paipote, near Copiapo, Chile.

At the INCA Project, SAMEX has identified five important targets of copper mineralization with significant credits of molybdenum, and also locally for gold and silver.  These targets include: Upper Manto de Cuba, Lower Manto Cuba, San Pablo, Delirio, and Tucumata.  Other less-well defined smaller targets to be further evaluated have also been found to be present on the acquired property position and include: Jardinera, Concepcion, San Antonio, Puntilla, and Dos Amigos.  The area containing these targets is the typical size for centers of porphyry copper systems of the early to mid Tertiary igneous belt of the northern part of Chile (Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, Radomiro Tomic, Escondida, El Salvador).  The Inca Project is positioned at the south end of this geologic belt and within a well-defined structural corridor of numerous centers of mineralization including the large El Salvador (Codelco) porphyry copper deposit (970 million metric tons – 0.68% copper, 0.022% molybdenum, 0.10 g/mt gold), the Inca de Oro gold-copper vein swarm, the Tres Puntas and Chimbero silver mining district, and the previously mentioned  Codelco discovery of porphyry-hosted copper-gold mineralization.  The geochemical makeup of ore and mineralization in the INCA area is illustrated in the following table of samples recently taken by SAMEX from ore stockpiles and dumps of the small active mines on the property.  These results are similar to those from earlier SAMEX reconnaissance sampling.  Note the potassium (K) enrichment and depletion of calcium (Ca) and sodium (Na) which reflects the altered porphyry host for the mineralized samples.

SAMPLE No.	Total Cu %	Soluble Cu %	Au ppm	Ag ppm	Mo ppm	S %	Ca %	K %	Na %
T-1	6.18	5.510	1.010	11.3	117	0.02	0.35	5.91	0.52
T-2	4.08	3.740	1.275	20.3	18	0.06	0.23	3.78	1.32
D-1	7.98	6.910	1.600	25.2	326	<0.01	0.55	6.61	0.42
MCS-1	11.85	11.450	0.051	24.8	13	0.03	0.09	0.32	0.32
MCS-2	7.64	6.800	0.042	2.1	102	0.01	0.05	2.58	0.07
MCS-3	38.10	18.600	0.745	17.6	48	4.07	0.02	0.79	0.30
MCI-1	1.01	0.082	0.035	2.6	46	2.17	0.22	3.96	0.04
MCI-2	0.08	0.039	0.008	<0.5	2150	1.04	0.09	3.71	0.07
MCI-3	1.90	0.010	0.071	3.1	20	3.82	0.18	3.88	0.03
MCI-4	5.70	0.629	0.031	2.3	54	3.46	0.03	4.36	0.05
SPB-1	1.72	0.534	0.601	14.3	20	1.80	1.48	2.49	0.12
SPB-2	1.92	1.715	0.013	1.0	7	0.04	0.06	1.99	0.15
SPB-3	8.03	7.000	0.041	17.8	21	0.08	0.04	0.91	0.10
SA-1	10.10	1.080	0.299	9.0	21	1.80	0.10	3.82	0.08
SA-2	3.31	2.560	0.210	2.6	10	0.15	0.11	4.29	0.06
C-1	0.25	0.013	0.168	1.5	5	3.47	0.41	2.83	0.05
C-2	0.80	0.029	0.041	4.2	8	3.64	0.30	3.57	0.05
C-3	2.63	0.005	0.311	8.1	9	2.84	0.17	3.84	0.07
C-4	0.16	0.008	0.024	0.8	3	3.70	0.32	3.31	0.05
C-5	5.19	0.012	0.482	24.9	10	4.64	0.25	3.51	0.07
C-6	0.03	0.012	0.006	<0.5	9	0.06	3.00	2.78	2.90
J-1	27.60	13.000	0.599	55.0	>10000	>10.0	0.08	3.73	0.12
J-2	10.70	6.670	2.930	27.7	7570	2.00	0.08	4.53	0.11
J-3	7.15	2.450	1.040	20.1	476	1.58	0.06	4.08	0.13
J-4	0.07	0.041	0.015	0.6	32	0.01	3.77	2.10	2.77
							Typical Whole Rock Content
							2.8 – 3.0	2.2 – 2.5	2.4 – 2.5

Initial field review of all the targets at the INCA Project by SAMEX, which outlined the extent of small mine workings, speculatively suggests that historic production may have cumulatively reached to approximately 2.5 million metric tons of oxide-copper ore and less than 1.5 million metric tons of enriched secondary copper-sulfide ore.  Although oxide ore may be exhausted at several mines (Lower Manto Cuba, San Pablo), important resources may remain especially at three mine areas (Delirio, Tucumata, and Jardinera).  Enriched secondary copper-sulfide ores may have been largely mined out at Lower Manto Cuba; but have just been reached by small miners at deeper levels at San Pablo and Jardinera and remain intact (untouched) at Upper Manto Cuba, Delirio and Tucumata).  Based on surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property, SAMEX conservatively estimates a possible target cumulative potential of 5.2 to 8.0 million metric tons of oxide-copper ore (0.75% to 1.5% soluble copper, average grade), and 15.6 to 20.0 million metric tons of enriched secondary copper sulfide ore (2.5% to 4.5% total copper, average grade) to be present at shallow depths at the various target sites.  At Delirio, Tucumata and Jardinera, a significant gold credit of 1.00 to 2.93 grams/metric ton may also be present with both the oxide and enriched copper ores.  Ranges of grade were determined from sampling of ore stockpiles at currently active small mines (San Pablo, San Antonio, Upper Manto Cuba, and Jardinera) and dumps of inactive mines (Lower Manto Cuba, Concepcion, Delerio, and Tucamana).  Thicknesses typical for the oxide and enriched ores is estimated based on exposed workings and importantly from drill information from the 1971 ENAMI drill program.  The drilling suggests that primary mineralization has an unknown depth extent in excess of 100 meters.  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Of importance, at two mine areas (Lower Manto Cuba and Concepcion), deeper workings have encountered primary copper sulfide ore hosted by altered porphyritic intrusive rock which has been stockpiled or discarded on dumps.  This material, which was sampled by SAMEX during initial reconnaissance sampling, contains 0.41% to >2.0% copper, locally with credits in molybdenum (0.05% to 0.08%), and gold (0.3 grams/metric ton at Concepcion).  There has never been a plant to process primary sulfide ore and produce concentrate on, or near, the property.  So, although encountered in places by deeper mine workings, this material was historically, and to this day, ignored by the small miners.  Some 35 years ago, a single core drill hole, which was included as part of a 1971 ENAMI churn drilling program at Lower Manto Cuba, encountered the top of the primary copper sulfide zone at a depth of approximately 84 meters and is open-ended to the bottom of the hole (140 meters depth).  Grades range from 0.20% to 2.65% total copper over the one meter sample widths; most samples contain >0.50% copper; and the average grade is 0.83% total copper (although SAMEX has not verified the grades in this drill hole, these grades are consistent with grades reported above from SAMEX sampling of primary copper sulfide ore hosted by altered porphyritic intrusive rock discarded on dumps or stockpiles).  Some of the near-by, shallow, churn drill holes from the same program also encountered primary copper sulfide mineralization at depths as shallow as 48 meters with average grades of 0.8% to just over 1.0% total copper.  Assuming that, with depth, the primary copper sulfide mineralization does not expand outward much beyond the surface widths, a cumulative target is conservatively estimated at from 120 to 180 million metric tons with an average grade ranging between >0.65% to 1.0% total copper as a discovery objective for exploring the target areas.  Should the primary copper sulfide mineralization expand outward at depth the target potential would be dramatically increased.  The estimate of this target size and grade is based upon grades and widths from the ENAMI drilling, from results of SAMEX sampling of primary copper sulfide mineralization from mine ore stockpiles and dumps, and from surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property.   The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays; possible ground geophysical surveys to trace zones beneath covered pampa; and building both an exploration camp and core processing/storage facilities.  The major objective of the drilling program will be to discover cumulatively very large tonnages of primary copper sulfide ore beneath the various mineralized zones.  Much of this drilling will also be testing for shallower, higher grade oxide and enriched secondary copper sulfide ores which might be amenable to more-rapid mine development and provide near-term modest production.

News Release No. 7-06 dated May 1, 2006

PRESIDENT’S LETTER TO SHAREHOLDERS, 2005 ANNUAL REPORT, ANNUAL GENERAL MEETING - To Our Shareholders - Last year we asked you for patience as we advanced the detailed geology at Los Zorros and I’m glad we did.  The high-grade gold mineralization encountered within the NORA area is unfolding as a very exciting exploration target that may prove to be hugely rewarding for all of us shareholders.

We have also begun the early geologic evaluations (trenching/sampling etc) within Exploration Area IV and we’re encountering favorable indications that similar high-grade targets may exist beneath this large target area as well.  Our thinking at this point is that we may be in the early stages of discovering a new gold deposit type for Chile that could produce a district of high-grade gold deposits within the Los Zorros project.

It is still very early stage at Los Zorros and much more work has to be done but we are pleased to own 100% of such an excellent opportunity at a time when investors are beginning to comprehend, as we have long believed, that gold and silver are precious and have been substantially undervalued.  In support of our strong convictions concerning the precious metals, we co-hosted and sponsored the successful GATA GoldRush 21 conference where the economic foundation of gold and silver as honest money and true liberty were emphasized.

Another exciting and unexpected opportunity that came upon us this past year was the “INCA” project.   We were in the right place at the right time to react instinctively when it came to our attention that the world’s largest copper producer (Codelco) had made a new discovery in an area close to where we have been discretely accumulating silver prospects.

We quickly determined that the area of small copper mines, adjacent to the discovery, comprises a coherent copper-porphyry-type mineralized system hosting a cluster of high quality exploration targets.  From there, our Chilean operations and legal staff went to work to identify the possibility of acquiring a meaningful land position.  After months of persistent team effort, we have successfully secured a very strategic land position overlying tremendously prospective copper/gold/molybdenum geology, next to an exciting new discovery.

To wrap things up, I believe we are “poised for discovery” on not just one prospect, but three!  Los Zorros for high-grade gold, INCA for copper/gold/molybdenum and Eskapa for high-grade silver/copper and gold (no we have not forgotten about Eskapa).  The patient and consistent advancement of these properties has positioned us fortuitously at a time when the metals-markets are coming alive with investor interest and support that should handsomely reward those who deliver economic discoveries.  Over the next eighteen months I expect we will not disappoint our shareholders but will most likely surprise them!

Thank you for your continued support.

“Jeffrey P. Dahl”, President

The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, June 1, 2006 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s 2005 Annual Report and financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.

News Release No. 8-06 dated May 2, 2006

OPTIONS GRANTED - Pursuant to the Company’s Stock Option Plan, SAMEX has granted options on an aggregate of 1,850,000 shares at a price of $0.85 per share consisting of 350,000 shares granted to employees and consultants of the Company and 1,500,000 shares granted to directors/officers of the Company. The options have a ten-year term which will expire May 2, 2016.

News Release No. 9-06 dated June 19, 2006

INCA PROJECT UPDATE - SAMEX is currently constructing and outfitting new office and camp facilities at the INCA copper-gold-moly exploration project in northern Chile (see map).  In preparation for first phase exploration and core-drill planning, detailed topographic maps will be produced from orthographic air-photos (approximately 45 sq. kms.), which will soon be flown over the core mineralized area of the property.  Details of work programs will be announced when completed.

President Jeff Dahl comments; “The INCA project represents an outstanding opportunity for SAMEX within a historic mining district that was previously under-explored but is now awakening with significant new discovery possibilities.”

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the large El Salvador copper mine. The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry-hosted copper-gold-molybdenum deposits.  Of interest, Chilean national mining company, CODELCO, continues to pursue drill exploration of its recent porphyry copper discovery on the property adjacent to the INCA project.

News Release No. 10-06 dated October 26, 2006

UPDATE - INCA PROJECT, CHILE - SAMEX has made significant progress on its INCA copper/gold/moly project, near Inca de Oro, Chile.  The Company has completed construction of camp facilities and has produced orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the property, which will be utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.

In addition, SAMEX has been seeking old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  During this long period, the small mines were held by an assortment of Chilean owners of varying means and abilities.  Past activities were mostly focused over oxide copper mines in the area, using shallow churn drill holes to delineate additional oxide copper ore and some core holes were drilled to look at deeper parts of the mineralized areas.  So far, SAMEX has been able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  Included with the old reports were portions of two IP geophysical studies, which were conducted over a part of the INCA project area in 1991 and 1992.  These investigations outlined a very large and strong IP anomaly, 1200 meters by 400 meters in size, with several peripheral smaller anomalies.  SAMEX is currently seeking bids from geophysical contractors to carry out an IP geophysical program to confirm the parameters of these anomalies.

With this newly acquired information, first hand accounts from old miners, and current field studies, SAMEX has been able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.  The Company’s objective is to explore beneath the oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  In places, secondary enriched ore may also turn out to be present capping the primary sulfide mineralization.  As previously reported (see News Release No. 6-06), a quality suite of large highly prospective exploration targets have been identified and current work may expand or refine the targets as efforts progress.   Detailed drill plans are being designed for each individual target area, focusing on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.  There has been insufficient exploration to define a mineral resource, and it is uncertain that further exploration will result in the targets being delineated as having mineral resources.

The INCA project is situated within a well-mineralized mining district and warrants aggressive exploration.  In light of the property’s mining history and SAMEX work to-date, the Company believes that, with the commitment of sufficient resources, the Project has the potential to proceed very quickly through exploration.  With this in mind, SAMEX is presenting the project to senior mining groups who have expressed interest in the INCA project.

Interested readers are invited to visit the SAMEX website at www.samex.com to see satellite images, maps and photos of the INCA project, which will be updated as the project advances.

News Release No. 11-06 dated November 2, 2006

OPTION COMPLETED - LOS ZORROS PROPERTY, CHILE - SAMEX has completed the final option payment to acquire 100% interest in mineral concessions covering a small portion (209 hectares) of the Los Zorros property (approximately 7,895 hectares) in Chile.  The payment of US$100,000 was made to exercise an option pursuant to the Unilateral Purchase Option Contract dated November 6, 2003, between SAMEX subsidiary, Minera Samex Chile S.A., and Compañia Minera y Comercial Sali Hochschild S.A.  Under the option, SAMEX acquired the concessions for a total of US$230,000 by making options payments of US$30,000 upon signing the Option Agreement; US$50,000 by October 31, 2004; US$50,000 by October 31, 2005; and US$100,000 by October 31, 2006.  The optioned concessions are subject to a Net Smelter Return Royalty of up to 2%.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by March 1st of 2008, 2009, 20010, 20011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

The over-all Los Zorros property covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The property is geologically well-situated within the mining belt that contains the copper-gold ore bodies of the Punta del Cobre District, the large Candelaria copper mine, and the large, mined-out Chanarcillo silver deposit.  To facilitate the systematic evaluation of the numerous precious metal and base metal targets on the Company’s extensive land holdings, the property was divided into seven “Exploration Areas” (I through VII) which are in various stages of exploration.  Please visit the SAMEX website at www.samex.com for details concerning the Los Zorros property.

“QUALIFIED PERSONS”

News Releases concerning our mineral properties have been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX MINING CORP.

SAMEX MINING CORP.

CORPORATE DIRECTORY

Corporate Office

SAMEX Mining Corp.

301 - 32920 Ventura Ave.

Abbotsford, BC

V2S 6J3

Canada

Tel: (604) 870-9920

Fax: (604) 870-9930

Toll Free: 1-800-828-1488

Directors & Officers

Jeffrey P. Dahl

President & Director

Peter J. Dahl

Chairman & Director

Robert (Rob) E. Kell

Vice President - Exploration

 & Director

Patricio G. Kyllmann

Director

Allen D. Leschert

Legal Counsel & Director

Larry D. McLean

Vice President - Operations

& Director

Brenda L. McLean

Corporate Secretary

Investor Contact

Jeffrey Dahl

Tel: (604) 870-9920

Fax: (604) 870-9930

Toll Free: 1-800-828-1488

Email: 2samex@samex.com

Corporate Web Site

 www.samex.com

Listings

TSX Venture Exchange

Trading Symbol - SXG

OTC Bulletin Board

Trading Symbol - SMXMF

U.S. Registration

Form 20F #0-13391

Subsidiaries

South American Mining

  & Exploration Corp.

SAMEX International Ltd.

Samex S.A.

Minas Bolivex S.A.

Empresa Minera Boliviana S.A.

Minera Samex Chile S.A.

Field Offices

Copiapo - Chile

La Paz - Bolivia

Transfer Agent

Computershare Investor

Sevices Inc.

3rd Floor, 510 Burrard Street

Vancouver, BC  V6C 3B9

Registered Office

Suite 2760

200 Granville Street

Vancouver, BC  V6C 1S4

Auditors

Dale Matheson Carr-Hilton

  LaBonte

Vancouver, BC   Canada

Hidalgo Y Asociados Ltda.

Santiago - Chile

Solicitors

Leschert & Company

Vancouver, BC

Vergara & Compañia

Santiago – Chile

Franz Vega Noya

La Paz - Bolivia

Bankers

Bank of Montreal

Vancouver, BC